Filed Pursuant to Rule 424(b)(5)
Registration File No. 333-182942

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Security (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Stock, par value $0.01 per share of Standard Pacific Corp.	14,375,000	$5.67	$81,506,250	$9,340.62

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(5)

Registration File No. 333-182942

Prospectus supplement

(To Prospectus dated July 31, 2012)

12,500,000 shares

Standard Pacific Corp.

Common stock

We are selling 12,500,000 shares of our common stock. We have granted the underwriters an option, exercisable for up to 30 days from the date of this prospectus supplement, to purchase up to 1,875,000 additional shares of our common stock to cover over-allotments.

Our common stock is listed on the New York Stock Exchange under the symbol “SPF.” The last reported sale price of our common stock on July 31, 2012 was $5.67 per share.

Concurrently with this offering, under a separate prospectus supplement, we are offering $220,000,000 aggregate principal amount of our 1 1/4% senior convertible notes due 2032. Neither this offering nor the notes offering is contingent on the completion of the other.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-10 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public Offering Price	$5.67	$70,875,000
Underwriting Discount	$0.2835	$3,543,750
Proceeds to Standard Pacific, before expenses	$5.3865	$67,331,250

We expect to deliver the shares to investors through the book-entry facilities of The Depository Trust Company on or about August 6, 2012.

Joint book-running managers

J.P. Morgan	Citigroup	Credit Suisse	BofA Merrill Lynch

Co-Managers

BNP PARIBAS	Comerica Securities	Mitsubishi UFJ Securities

July 31, 2012

You should rely only upon the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus supplement and the accompanying prospectus or in any of the materials that we have incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Incorporation of certain documents by reference.” Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this prospectus supplement and the accompanying prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus supplement and the accompanying prospectus does not extend to you. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date on the front cover of this prospectus supplement or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

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About this prospectus supplement

Unless otherwise noted, or the context otherwise requires, the terms the “Company,” “we,” “us” and “our” refer collectively to Standard Pacific Corp. and its subsidiaries. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information incorporated by reference under “Incorporation of certain documents by reference.”

This prospectus supplement summarizes the specific terms of the securities being offered and supplements the general descriptions set forth in the attached prospectus. This prospectus supplement may also update or supersede information in the attached prospectus. In the case of inconsistencies, this prospectus supplement will apply.

Where you can find more information

Standard Pacific Corp. files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Standard Pacific Corp., who file electronically with the SEC. The address of that web site is www.sec.gov. Unless specifically listed under “Incorporation of certain documents by reference” below, the information contained on the SEC website is not incorporated by reference in this prospectus supplement and you should not consider that information a part of this prospectus supplement.

In addition, Standard Pacific Corp.’s common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement. This prospectus supplement incorporates by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

•	our Current Reports on Form 8-K filed March 2, 2012, March 14, 2012, May 10, 2012 and May 11, 2012;

•	our definitive Proxy Statement, in connection with our 2012 Annual Meeting of Stockholders filed March 28, 2012;

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•

the description of our common stock contained in our Registration Statement on Form 8-B (File No. 1-10959), filed December 17, 1991, and any amendments or reports filed for the purpose of updating that description; and

•

the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A (File No. 1-10959), filed December 28, 2001, and any amendments or reports filed for the purpose of updating that description.

We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and prior to the sale of all securities registered hereunder or termination of the registration statement of which this prospectus supplement is a part. Nothing in this prospectus supplement shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

John P. Babel, Secretary

Standard Pacific Corp.

15360 Barranca Parkway

Irvine, California 92618

Telephone: (949) 789-1600

Statements contained in this prospectus supplement as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

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Forward-looking statements

This prospectus supplement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. In addition, other statements we may make from time to time, such as press releases, oral statements made by Company officials and other reports we file with the SEC, may also contain such forward-looking statements. These statements, which represent our expectations or beliefs regarding future events, may include, but are not limited to, statements regarding:

•	our strategy;

•	the potential for additional impairments and further deposit write-offs;

•	the impact of future market rate risks on our financial assets and borrowings;

•	trends relating to the amount of make-whole payments and loan repurchases that we may have to make;

•	the sufficiency of our warranty and other reserves;

•	our expected equity award forfeiture rates;

•	our belief that our current restructuring activities are substantially complete;

•	housing market conditions and trends in new home deliveries, orders, backlog, home pricing, leverage and gross margins;

•	the sufficiency of our liquidity and our ability to access additional capital;

•	litigation outcomes and related costs;

•	plans to purchase our notes prior to maturity and to engage in debt exchange transactions;

•	changes to our unrecognized tax benefits and uncertain tax positions;

•	the timing of the amortization of equity award unrecognized compensation expense;

•	seasonal trends relating to our leverage levels;

•	plans with respect to letter of credit facilities;

•	remaining cost to complete under surety bond arrangements;

•	our ability to realize the value of our deferred tax assets and the timing relating thereto; and

•	the impact of recent accounting standards.

Forward-looking statements are based on our current expectations or beliefs regarding future events or circumstances, and you should not place undue reliance on these statements. Such statements involve known and unknown risks, uncertainties, assumptions and other factors—many of which are out of our control and difficult to forecast—that may cause actual results to differ materially from those that may be described or implied. Such factors include, but are not limited to, the following:

•	adverse developments in general and local economic conditions that affect the demand for homes;

•	the impact of downturns in homebuyer demand on revenues, margins and impairments;

•	the market value and availability of land;

•	our dependence on the California market and, to a lesser extent, the Florida market;

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•	the willingness of customers to purchase homes at times when mortgage-financing costs are high or when credit is difficult to obtain;

•	competition with other homebuilders as well as competition from the sellers of existing homes, short-sale homes and foreclosed homes;

•	the risk of our longer term acquisition strategy;

•	our ability to obtain suitable bonding for development of our communities;

•	the cost and availability of labor and materials;

•	adverse weather conditions and natural disasters;

•	litigation and warranty claims;

•	our reliance on subcontractors and the adverse impact of their ability to properly construct our homes;

•

risks relating to our mortgage financing activities, including our obligation to repurchase loans we previously sold in the secondary market and exposure to regulatory investigations or lawsuits claiming improper lending practices;

•	our dependence on key employees;

•	risks relating to acquisitions, including integration risks;

•	our failure to maintain the security of our electronic and other confidential information;

•	government regulation, including environmental, building, climate change, worker health, safety, zoning and land use regulation;

•	the impact of “slow growth,” “no growth” or similar initiatives;

•	increased regulation of the mortgage industry;

•	changes to tax laws that make homeownership more expensive;

•	the amount of, and our ability to repay, renew or extend, our outstanding debt;

•	our ability to obtain additional capital when needed and at an acceptable cost;

•	the impact of restrictive covenants in our credit agreements, public and private notes and our ability to comply with these covenants, including our ability to incur additional indebtedness;

•

risks relating to our unconsolidated joint ventures, including our ability and the ability of our partners to contribute funds to our joint ventures when needed or contractually agreed to, entitlement and development risks for the land owned by our joint ventures, the availability of financing to the joint ventures, our completion obligations to the joint ventures, the illiquidity of our joint venture investments, partner disputes, and risks relating to our determinations concerning the consolidation or non-consolidation of our joint venture investments;

•	the influence of our principal stockholder;

•	our inability to realize the benefit of our net deferred tax asset; and

•	other risks discussed in this prospectus supplement and our other filings with the SEC, including in our Annual Report on Form 10-K for the year ended December 31, 2011.

Except as required by law, we assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this prospectus supplement. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

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Summary

The following summary highlights selected information about us and the offering and does not contain all the information that is important to you. We encourage you to read this prospectus supplement and the accompanying prospectus in its entirety, including the information set forth under “Risk factors,” and the documents incorporated by reference in this prospectus supplement. In addition, certain statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement are forward-looking statements, which involve risks and uncertainties. See “Forward-looking statements.” Unless the context otherwise requires, all information in this prospectus supplement assumes no exercise of the over-allotment option to purchase additional shares of common stock granted to the underwriters.

The Company

We are a geographically diversified builder of single-family attached and detached homes. We construct homes within a wide range of price and size targeting a broad range of homebuyers, with an emphasis on move-up buyers. We have operations in major metropolitan markets in California, Florida, Texas, the Carolinas, Arizona and Colorado and we have built more than 115,000 homes during our 47-year history.

For the six months ended June 30, 2012, the percentages of our home deliveries by state and product mix (including deliveries by unconsolidated joint ventures) were as follows:

State	Percentage of deliveries
California	37%
Florida	18
Texas	18
Carolinas	16
Arizona	7
Colorado	3
Nevada	1

Total	100%

Product mix	Percentage of deliveries
Move-up/Luxury	73%
Entry-level	27

Total	100%

In addition to our core homebuilding operations, we also have a mortgage banking subsidiary that originates loans for our homebuyers that are generally sold in the secondary mortgage market and a title services subsidiary that acts as a title insurance agent performing title examination services for our Texas homebuyers.

Recent developments

Second quarter financial results

On July 27, 2012, we filed our Quarterly Report on Form 10-Q reporting our operating results for the three months and six months ended June 30, 2012. For the 2012 second quarter, we earned $14.3 million, or $0.04 per diluted share, compared to a net loss of $10.5 million, or $0.03 per diluted share, for the second quarter of 2011. Homebuilding revenues for the 2012 second quarter increased 35% from $204.3 million for the 2011 second quarter to $274.9 million, and gross margin from home sales for the 2012 second quarter increased to 20.5%, compared to 17.0% (20.0% excluding $6.0 million of inventory impairment charges and please see “Reconciliation of non-GAAP adjusted home sales gross margin” in the “Summary consolidated financial information and operating data” regarding this non-GAAP measure) in the prior year period.

For the six months ended June 30, 2012, we earned $22.8 million, or $0.06 per diluted share, compared to a net loss of $25.3 million, or $0.07 per diluted share, for the first half of 2011. Homebuilding revenues for the first half of 2012 increased 43% from $348.0 million for the first half of 2011 to $498.6 million, and gross margin from home sales for the first half of 2012 increased to 20.4%, compared to 18.4% in the prior year period.

Concurrent notes offering

Concurrently with this offering of our common stock, under a separate prospectus supplement, we are offering $220,000,000 aggregate principal amount of our 1 1/4% Senior Convertible Notes due 2032 ($253,000,000 aggregate principal amount of notes if the option granted to the underwriters to purchase an additional $33,000,000 aggregate principal amount of notes, solely to cover over-allotments, is exercised in full) in an underwritten public offering, which we refer to as the notes offering. Unless the context requires, all information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase such additional notes. Neither this offering nor the notes offering is contingent on the completion of the other. The foregoing description and other information regarding the notes offering is included herein solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any notes in the notes offering.

Corporate information

Our principal executive offices are located at 15360 Barranca Parkway, Irvine, California 92618, and our telephone number is (949) 789-1600.

The offering

The following summary contains basic information about this offering and our common stock. It may not contain all the information that is important to you. For a more complete understanding of our common stock, please refer to the section of this prospectus supplement entitled “Description of capital stock” and the accompanying prospectus entitled “Description of Securities” and our certificate of incorporation and bylaws, copies of which have been filed with the SEC and are available upon request.

Issuer	Standard Pacific Corp.

Common stock offered	12,500,000 shares

Option to purchase additional shares of common stock	We have granted the underwriters an option, exercisable for up to 30 days from the date of this prospectus supplement, to purchase up to 1,875,000 additional shares of our common stock to cover over-allotments.

Shares of common stock outstanding immediately following this offering(1)	212,581,947 shares, assuming no exercise of the over-allotment option.

Dividends	We have no current intention to pay dividends. Moreover, we are currently prohibited by the terms of our revolving credit facility from paying dividends.

Use of proceeds	We estimate that the net proceeds from the sale of the shares of common stock in this offering will be approximately $67 million (or approximately $77 million if the over-allotment option is exercised in full), after deducting estimated underwriting discounts and our expenses related to this offering, based on the offering price of $5.67 per share. We intend to use the net proceeds of this offering for general corporate purposes, including land acquisition and development, home construction, and other related purposes. For more details, see the section “Use of proceeds.”

Concurrent notes offering	Concurrently with this offering of our common stock, under a separate prospectus supplement, we are offering $220,000,000 aggregate principal amount of our 1 1/4% Senior Convertible Notes due 2032 ($253,000,000 aggregate principal amount of notes if the over-allotment option is exercised in full) in an underwritten public offering, which we refer to as the notes offering. Neither this offering nor the notes offering is contingent on the completion of the other. For more information, see “—Concurrent notes offering.”

New York Stock Exchange symbol for our common stock	Our common stock is listed on the New York Stock Exchange under the symbol “SPF.”

Risk factors	Investing in our securities involves risks. See “Risk factors” and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	The number of shares outstanding immediately following the offering is based on the number of shares of common stock outstanding as of July 31, 2012 and excludes 147.8 million common equivalent shares issued during the year ended December 31, 2008 in the form of preferred stock to MP CA Homes LLC, an affiliate of MatlinPatterson Global Advisers LLC.

Summary consolidated financial information and operating data

The following summary consolidated financial information as of and for the three years in the period ended December 31, 2011 is derived from our audited consolidated financial statements. The summary consolidated financial information as of and for the six months ended June 30, 2012 and 2011 is derived from our unaudited condensed consolidated financial statements. Operating results for the six months ended June 30, 2012 are not necessarily indicative of results that may be expected for the full fiscal year. The following data should be read in conjunction with the consolidated financial statements, related notes and other financial information included in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, each of which is incorporated herein by reference. See “Where you can find more information.”

	Six months ended June 30,		Year ended December 31,
(Dollars in thousands, except per share amounts)	2012	2011	2011	2010	2009
Income Statement Data
Homebuilding:
Home sale revenues	$495,189	$347,935	$882,094	$908,562	$1,060,502
Land sale revenues	3,385	109	899	3,856	105,895

Total revenues	498,574	348,044	882,993	912,418	1,166,397

Cost of home sales	(394,181)	(283,745)	(719,893)	(707,006)	(907,058)
Cost of land sales	(3,366)	(114)	(903)	(3,568)	(117,517)

Total cost of sales	(397,547)	(283,859)	(720,796)	(710,574)	(1,024,575)

Gross margin	101,027	64,185	162,197	201,844	141,822

Gross margin percentage	20.3%	18.4%	18.4%	22.1%	12.2%

Selling, general and administrative expenses	(79,644)	(70,704)	(154,375)	(150,542)	(191,488)
Income (loss) from unconsolidated joint ventures	(2,668)	(636)	207	1,166	(4,717)
Interest expense	(4,147)	(17,959)	(25,168)	(40,174)	(47,458)
Gain (loss) on early extinguishment of debt	—	—	—	(30,028)	(6,931)
Other income (expense)	4,591	1,269	(1,017)	3,733	(2,296)

Homebuilding pretax income (loss)	19,159	(23,845)	(18,156)	(14,001)	(111,068)

Financial Services:
Revenues	9,031	3,595	10,907	12,456	13,145
Expenses	(5,175)	(4,847)	(9,401)	(10,878)	(11,817)
Income from unconsolidated joint ventures	—	—	—	—	119
Other income	147	56	177	142	139

Financial services pretax income (loss)	4,003	(1,196)	1,683	1,720	1,586

Income (loss) from continuing operations before income taxes	23,162	(25,041)	(16,473)	(12,281)	(109,482)
(Provision) benefit for income taxes	(376)	(275)	56	557	96,265

Income (loss) from continuing operations	22,786	(25,316)	(16,417)	(11,724)	(13,217)
Loss from discontinued operations, net of income taxes	—	—	—	—	(569)

Net income (loss)	22,786	(25,316)	(16,417)	(11,724)	(13,786)
Less: Net (income) loss allocated to preferred shareholder	(9,807)	10,968	7,101	6,849	8,371
Less: Net (income) loss allocated to unvested restricted stock	(12)	—	—	—	—

Net income (loss) available to common stockholders	$12,967	$(14,348)	$(9,316)	$(4,875)	$(5,415)

Basic Income (Loss) Per Common Share:
Continuing operations	$0.07	$(0.07)	$(0.05)	$(0.05)	$(0.06)
Discontinued operations	—	—	—	—	—

Basic income (loss) per common share	$0.07	$(0.07)	$(0.05)	$(0.05)	$(0.06)

Diluted Income (Loss) Per Common Share:
Continuing operations	$0.06	$(0.07)	$(0.05)	$(0.05)	$(0.06)
Discontinued operations	—	—	—	—	—

Diluted income (loss) per common share	$0.06	$(0.07)	$(0.05)	$(0.05)	$(0.06)

Weighted Average Common Shares Outstanding:
Basic	195,427,992	193,369,182	193,909,714	105,202,857	95,623,851
Diluted	200,564,039	193,369,182	193,909,714	105,202,857	95,623,851
Weighted Average Additional Common Shares Outstanding if Preferred Shares Converted to Common Shares:	147,812,786	147,812,786	147,812,786	147,812,786	147,812,786
Total Weighted Average Diluted Common Shares Outstanding if Preferred Shares Converted to Common Shares	348,376,825	341,181,968	341,722,500	253,015,643	243,436,637

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011	2010	2009
Selected Operating Data
New homes delivered:
California	541	401	975	1,102	1,344

Arizona	110	78	169	196	303
Texas(1)	261	172	420	368	419
Colorado	47	44	97	115	147
Nevada	9	10	15	22	15

Total Southwest	427	304	701	701	884

Florida	260	173	446	446	797
Carolinas	229	171	406	397	440

Total Southeast	489	344	852	843	1,237

Consolidated total	1,457	1,049	2,528	2,646	3.465
Unconsolidated joint ventures(2)	14	14	35	54	112
Discontinued operations (including joint ventures)	—	—	—	—	4

Total (including joint ventures)(2)	1,471	1,063	2,563	2,700	3,581

Average selling prices of homes delivered (Dollars in thousands):
California	$479	$480	$519	$495	$434

Arizona	207	209	202	202	211
Texas(1)	299	297	292	294	282
Colorado	377	309	308	295	305
Nevada	192	195	190	201	225

Total Southwest	282	272	271	266	260

Florida	237	198	208	193	190
Carolinas	236	223	231	230	218

Total Southeast	237	211	219	210	200

Consolidated total	340	332	349	343	306
Unconsolidated joint ventures(2)	436	459	396	465	517
Discontinued operations (including joint ventures)	—	—	—	—	201

Total (including joint ventures)(2)	$341	$333	$350	$346	$313

Net new orders(3):
California	752	545	1,030	974	1,358

Arizona	176	79	190	185	274
Texas(1)	292	259	470	358	398
Colorado	68	51	100	91	123
Nevada	6	3	10	30	11

Total Southwest	542	392	770	664	806

Florida	394	257	541	435	728
Carolinas	354	222	454	388	451

Total Southeast	748	479	995	823	1,179

Consolidated total	2,042	1,416	2,795	2,461	3,343

Unconsolidated joint ventures(2)	24	16	33	50	174
Discontinued operations	—	—	—	—	3

Total (including joint ventures)(2)	2,066	1,432	2,828	2,511	3,520

Average number of selling communities(4):
California	52	49	49	46	50

Arizona	8	9	9	9	8
Texas	20	21	21	17	19
Colorado	6	5	5	5	6
Nevada	—	1	1	1	2

Total Southwest	34	36	36	32	35

Florida	36	34	37	26	31
Carolinas	35	27	30	26	24

Total Southeast	71	61	67	52	55

Consolidated total	157	146	152	130	140
Unconsolidated joint ventures(2)	3	3	3	3	7

Total (including joint ventures)(2)	160	149	155	133	147

	At June 30,				At December 31,
	2012		2011		2011		2010		2009
	Homes	Dollar value	Homes	Dollar value	Homes	Dollar value	Homes	Dollar value	Homes	Dollar value
Backlog (Dollars in thousands)(5):
California	385	$191,654	263	$157,217	174	$91,051	119	$60,440	247	$117,536

Arizona	123	25,648	37	7,710	57	11,598	36	7,988	47	9,686
Texas	180	62,773	186	54,024	149	46,307	99	30,456	109	33,708
Colorado	54	21,317	37	12,117	33	12,904	30	9,313	54	15,587
Nevada	—	—	1	203	3	638	8	1,628	—	—

Total Southwest	357	109,738	261	74,054	242	71,447	173	49,385	210	58,981

Florida	296	76,986	151	35,025	162	42,360	67	14,225	78	15,033
Carolinas	228	61,316	106	27,508	103	27,725	55	13,373	64	16,337

Total Southeast	524	138,302	257	62,533	265	70,085	122	27,598	142	31,370

Consolidated total	1,266	439,694	781	293,804	681	232,583	414	137,423	599	207,887
Unconsolidated joint ventures(2)	13	5,997	7	2,558	3	1,240	5	2,109	9	4,601

Total (including joint ventures)(2)	1,279	$445,691	788	$296,362	684	$233,823	419	$139,532	608	$212,488

	Six months ended June 30,		Year ended December 31,
(Dollars in thousands)	2012	2011	2011	2010	2009
Other Data
Net cash provided by (used in) operating activities	$(98,718)	$(232,113)	$(322,613)	$(80,958)	$419,830
Net cash provided by (used in) investing activities	$(7,891)	$(9,524)	$(8,313)	$(33,455)	$(27,301)
Net cash provided by (used in) financing activities	$(5,031)	$(6,059)	$10,077	$250,225	$(422,815)
Adjusted Homebuilding EBITDA(6)	$73,578	$34,696	$105,855	$131,576	$116,252
Homebuilding interest incurred(7)	$70,620	$70,207	$140,905	$110,358	$107,976

	At June 30,		At December 31,
(Dollars in thousands, except per share amounts)	2012	2011	2011	2010	2009
Selected Balance Sheet Data and Other Financial Data:
Homebuilding cash (including restricted cash)	$317,242	$507,207	$438,157	$748,754	$602,222
Inventories owned(1)	$1,605,138	$1,382,744	$1,477,239	$1,181,697	$986,322
Total assets	$2,242,321	$2,158,646	$2,200,383	$2,133,123	$1,861,011
Homebuilding debt(8)	$1,319,682	$1,322,564	$1,324,948	$1,320,254	$1,158,626
Financial services debt	$44,427	$34,873	$46,808	$30,344	$40,995
Stockholders’ equity	$656,624	$607,269	$623,754	$621,862	$435,798
Stockholders’ equity per common share(9)	$3.35	$3.13	$3.20	$3.23	$4.30
Pro forma stockholders’ equity per common share(10)	$1.91	$1.78	$1.82	$1.83	$1.75
Cash dividends declared per common share	$—	$—	$—	$—	$—
(1)	Excludes our San Antonio division, which was classified as discontinued operations in 2009.
(2)	Numbers presented regarding unconsolidated joint ventures reflect total deliveries, average selling prices, net new orders, average selling communities and backlog of such joint ventures. Our ownership interests in these joint ventures vary but are generally less than or equal to 50%.
(3)	Net new orders are new orders for the purchase of homes during the period, less cancellations during such period of existing contracts for the purchase of homes (which includes cancellations in beginning backlog and related to orders generated during such period).
(4)	Refers to the average number of our community developments from which homes were sold during the periods presented.
(5)	Backlog represents orders for the purchase of homes which have not been delivered to the homebuyer as of the period end date.
(6)

Adjusted Homebuilding EBITDA means net income (loss) (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in cost of sales, (d) impairment charges and deposit write-offs, (e) gain (loss) on early extinguishment of debt, (f) homebuilding depreciation and amortization, (g) amortization of stock-based compensation, (h) income (loss) from unconsolidated joint ventures and (i) income (loss) from financial services subsidiary. Other companies may calculate Adjusted Homebuilding EBITDA (or similarly titled measures)

differently. We believe Adjusted Homebuilding EBITDA information is useful to management and investors as one measure of our ability to service debt and obtain financing. However, it should be noted that Adjusted Homebuilding EBITDA is a non-GAAP financial measure. Due to the significance of the GAAP components excluded, Adjusted Homebuilding EBITDA should not be considered in isolation or as an alternative to cash flows from operations or any other liquidity performance measure prescribed by GAAP.
The table set forth below reconciles net cash provided by (used in) operating activities, calculated and presented in accordance with GAAP, to Adjusted Homebuilding EBITDA.

	Six months ended June 30,		Year ended December 31,
(Dollars in thousands)	2012	2011	2011	2010	2009
Net cash provided by (used in) operating activities	$(98,718)	$(232,113)	$(322,613)	$(80,958)	$419,830
Add:
Provision for (benefit from) income taxes	376	275	(56)	(557)	(96,563)
Homebuilding interest amortized to cost of sales and interest expense	47,187	45,085	94,804	100,739	134,293
Excess tax benefits from share-based payment arrangements	—	—	—	27	297
Less:
Income (loss) from financial services subsidiary	3,856	(1,252)	1,506	1,578	1,328
Depreciation and amortization from financial services subsidiary	44	576	611	934	678
Loss on disposal of property and equipment	3	—	179	(37)	2,611
Net changes in operating assets and liabilities:
Trade and other receivables	7,462	11,493	5,358	(6,541)	(8,440)
Mortgage loans held for sale	(4,103)	4,770	43,661	(12,165)	(24,718)
Inventories-owned	115,187	194,058	282,447	148,706	(326,062)
Inventories-not owned	3,499	12,800	19,727	27,861	2,805
Deferred income taxes, net of valuation allowance	—	—	—	—	96,562
Other assets	77	(2,028)	(6,212)	(111,496)	(118,265)
Accounts payable	1,453	138	(1,113)	6,592	18,554
Accrued liabilities	5,061	(458)	(7,852)	61,843	22,576

Adjusted Homebuilding EBITDA	$73,578	$34,696	$105,855	$131,576	$116,252

(7)	Homebuilding interest incurred represents interest expensed, interest capitalized to real estate inventories, and interest capitalized to investments in unconsolidated joint ventures for the applicable periods and excludes interest attributable to financial services.
(8)	Homebuilding debt includes the indebtedness related to liabilities from inventories not owned of $1.9 million as of December 31, 2009.
(9)	At December 31, 2011, 2010 and 2009, and June 30, 2012 and 2011, common shares outstanding exclude 3.9 million shares issued under a share lending facility related to our 6% convertible senior subordinated notes issued September 28, 2007 and 147.8 million common equivalent shares issued during the year ended December 31, 2008 in the form of preferred stock to MP CA Homes LLC, an affiliate of MatlinPatterson Global Advisers LLC.
(10)	At December 31, 2011, 2010 and 2009, and June 30, 2012 and 2011, pro forma common shares outstanding include 147.8 million preferred shares outstanding on an if-converted basis. In addition, at December 31, 2011, 2010 and 2009, and June 30, 2012 and 2011, pro forma common shares outstanding exclude 3.9 million shares, issued under a share lending facility related to our 6% convertible senior subordinated notes.

Reconciliation of non-GAAP adjusted home sales gross margin

Adjusted home sales gross margin is a non-GAAP financial measure and other companies may calculate this measure differently. Due to the significance of the GAAP components excluded, this measure should not be considered in isolation or as an alternative to operating performance measures prescribed by GAAP.

The table below reconciles gross margin percentage from home sales to the gross margin percentage from home sales, excluding inventory impairment charges. We believe this measure is useful to management and investors as it provides perspective on the underlying operating performance of the business excluding these charges and provides comparability with our peer group.

	Three months ended June 30,
	2012		2011
(Dollars in thousands)		Gross Margin %		Gross Margin %
Home sale revenues	$274,872		$204,236
Less: Cost of home sales	(218,586)		(169,433)

Gross margin from home sales	56,286	20.5%	34,803	17.0%
Add: Inventory impairment charges	—		5,959

Gross margin from home sales, excluding impairment charges	$56,286	20.5%	$40,762	20.0%

Risk factors

An investment in our common stock involves certain risks. You should carefully consider the risks described below, and those described in our Annual Report on Form 10-K, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Forward-looking statements” in this prospectus supplement where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement. Please note that additional risks not presently foreseen by us or that we currently deem immaterial may also impair our business and operations.

Risks related to us and our business

Market and Economic Risks

Adverse changes in general and local economic conditions have affected and may continue to affect the demand for homes and reduce our earnings.

The residential homebuilding industry is sensitive to changes in economic conditions such as the level of employment, consumer confidence, consumer income, availability of financing and interest rate levels. The national recession, credit market disruption, high unemployment levels, declining home values, the absence of home price stability, and the decreased availability of mortgage financing have, among other factors, resulted in falling consumer confidence, and adversely impacted the homebuilding industry and our operations and financial condition. These conditions may continue or worsen. We can provide no assurance that our strategies to address these challenges will be successful.

We are experiencing a significant and substantial downturn in homebuyer demand. Continuation of this downturn may result in a continuing reduction in our revenues, deterioration of our margins and additional impairments.

We are experiencing a significant and substantial downturn in homebuyer demand. Many of our competitors are selling homes at significantly reduced prices. At the same time we, as well as potential homebuyers who need to sell their existing homes to complete the purchase of a new home, are also competing with the resale of existing homes, rental properties, the “short-sale” of almost new homes and foreclosures. All of these factors have resulted in a substantial increase in the supply of homes available for sale at reduced prices, which may continue or increase, making it more difficult for us to sell our homes and to maintain our profit margins.

The market value and availability of land may fluctuate significantly, which could decrease the value of our developed and undeveloped land holdings and limit our ability to develop new communities.

The risk of owning developed and undeveloped land can be substantial for us. Our current strategy includes a plan to continue to invest a substantial portion of our cash in land over the next several years. The successful execution of this strategy will significantly increase the amount of land we hold. The market value of the undeveloped land, buildable lots and housing inventories we hold can fluctuate significantly as a result of changing economic and market conditions. Over the last several years, we have experienced negative economic and market conditions and this has resulted in the impairment of a number of our land positions and write-offs of some of our land option deposits. If economic or market conditions deteriorate further, we may have to impair additional land holdings and projects, write down our investments in unconsolidated joint ventures, write off option deposits, sell homes or land at a loss, and/or hold land or homes in inventory longer than planned. In addition, inventory carrying costs (such as property taxes and interest) can be significant, particularly if inventory must be held for longer than planned, which can trigger asset impairments in a poorly performing project or market. If, as planned, we significantly increase the amount of land we hold over the next several years, we will also materially increase our exposure to the risks associated with owning land, which means that if economic and market conditions deteriorate further, this deterioration would have a significantly greater adverse impact on our financial condition.

Our long-term success also depends in part upon the continued availability of suitable land at acceptable prices. The availability of land for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding of land prices and restrictive governmental regulation. If a sufficient amount of suitable land opportunities do not become available, it could limit our ability to develop new communities, increase land costs and negatively impact our sales and earnings.

We depend on the California market. If conditions in California continue or worsen, our sales and earnings may be negatively impacted.

We generate over 50% of our revenue and a significant amount of our profits from, and hold over 55% of the dollar value of our real estate inventory in, California. Over the last several years, land values, the demand for new homes and home prices have declined substantially in the state, negatively impacting our profitability and financial position. In addition, the state of California is experiencing severe budget shortfalls and is considering raising taxes and increasing fees to offset the deficit. There can be no assurance that our profitability and financial position will not be further impacted if the challenging conditions in California continue or worsen. If the current weak buyer demand for new homes in California continues or worsens, prices will likely continue to decline, which will continue to harm our profitability.

Customers may be unwilling or unable to purchase our homes at times when mortgage-financing costs are high or when credit is difficult to obtain.

The majority of our homebuyers finance their purchases through Standard Pacific Mortgage or third-party lenders. In general, housing demand is adversely affected by increases in interest rates and by decreases in the availability of mortgage financing. While interest rates are at or near historic lows, many lenders have significantly tightened their underwriting standards, are requiring higher credit scores, substantial down payments, increased cash reserves, and have eliminated or significantly limited many subprime and other alternative mortgage products, including “jumbo” loan products, which are important to sales in many of our California markets. The availability of mortgage financing is also affected by changes in liquidity in the secondary mortgage market and the market for mortgage-backed securities, which are directly impacted by the federal government’s decisions regarding its financial support of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, the entities that provide liquidity to the secondary market. As a result of these trends, the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes has been adversely affected, which has adversely affected our operating results and profitability. These conditions may continue or worsen.

The homebuilding industry is highly competitive and, with more limited resources than some of our competitors, we may not be able to compete effectively.

The homebuilding industry is fragmented and highly competitive. We compete with numerous other residential construction companies, including large national and regional firms, for customers, land, financing, raw materials, skilled labor and employees. We compete for customers primarily on the basis of customer satisfaction, construction quality, home design and location, reputation, price and the availability of mortgage financing. We also compete with the resale of existing homes, rental properties, the “short-sale” of almost new homes and foreclosures. The substantial supply of homes available for sale at reduced prices, which may continue or increase, has caused intense price competition, making it more difficult for us to sell our homes and to maintain our profit margins. In addition, some of our competitors have substantially larger operations and greater financial resources than we do. As a result they may be better positioned to compete more effectively for land and sales, because they may have lower costs of capital, labor, materials and overhead.

Operational Risks

Our longer-term land acquisition strategy poses significant risks.

From time-to-time, we purchase land parcels with longer-term time horizons when we believe market conditions provide an opportunity to purchase this land at favorable prices. Our current strategy includes a plan to continue to invest a substantial portion of our cash in land during the next several years, including in larger land parcels with longer holding periods that will require significant development operations. This strategy is subject to a number of risks. It is difficult to accurately forecast development costs and sales prices the longer the time horizon for a project and, with a longer time horizon, there is a greater chance that unanticipated development cost increases, changes in general market conditions and other adverse unanticipated changes could negatively impact the profitability of a project. In addition, larger land parcels are generally undeveloped and typically do not have all (or sometimes any) of the governmental approvals necessary to develop and construct homes. If we are unable to obtain these approvals or obtain approvals that restrict our ability to use the land in ways we do not anticipate, the value of the parcel will be negatively impacted. In addition, the acquisition of land with a longer term development horizon historically has not been a significant focus of our business in many of our markets (other than through our unconsolidated joint ventures) and may therefore be subject to greater execution risk.

We may be unable to obtain suitable bonding for the development of our communities.

We are often required to provide bonds to governmental authorities and others to ensure the completion of our projects. If we are unable to obtain the required surety bonds for our projects, our business operations and revenues could be adversely affected. As a result of market conditions, surety providers have been reluctant to issue new bonds and some providers are requesting credit enhancements (such as cash deposits or letters of credit) in order to maintain existing bonds or to issue new bonds. If we are unable to obtain required bonds in the future, or are required to provide credit enhancements with respect to our current or future bonds, our liquidity could be negatively impacted.

Labor and material shortages and price fluctuations could delay or increase the cost of home construction and reduce our sales and earnings.

The residential construction industry experiences serious labor and material shortages from time to time, including shortages in qualified tradespeople, and supplies of insulation, drywall, cement, steel and lumber. These labor and material shortages can be more severe during periods of strong demand for housing or during periods where the regions in which we operate experience natural disasters that have a significant impact on existing residential and commercial structures. The cost of labor and material may also be adversely affected during periods of shortage or high inflation. During the recent economic downturn, a large number of qualified tradespeople have gone out of business or otherwise exited the market. The reduction in available tradespeople will likely exacerbate labor shortages when the demand for new housing increases. From time to time, we have experienced volatile price swings in the cost of labor and materials, including in particular the cost of lumber, cement, steel and drywall. Shortages and price increases could cause delays in and increase our costs of home construction, which in turn could harm our operating results and profitability.

Severe weather and other natural conditions or disasters may disrupt or delay construction.

Severe weather and other natural conditions or disasters, such as earthquakes, landslides, hurricanes, tornadoes, droughts, floods, heavy or prolonged rain or snow, and wildfires can negatively affect our operations by requiring us to delay or halt construction or to perform potentially costly repairs to our projects under construction and to unsold homes. Some scientists believe that the rising level of carbon dioxide in the atmosphere is leading to climate change and that climate change is increasing the frequency and severity of weather related disasters. If true, we may experience increasing negative weather related impacts to our operations in the future.

We are subject to product liability and warranty claims arising in the ordinary course of business, which can be costly.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the homebuilding industry and can be costly. While we maintain product liability insurance and generally seek to require our subcontractors and design professionals to indemnify us for some portion of the liabilities arising from their work, there can be no assurance that these insurance rights and indemnities will be collectable or adequate to cover any or all construction defect and warranty claims for which we may be liable. For example, contractual indemnities can be difficult to enforce, we are often responsible for applicable self-insured retentions (particularly in markets where we include our subcontractors on our general liability insurance and our ability to seek indemnity for insured claims is significantly limited), certain claims may not be covered by insurance or may exceed applicable coverage limits, and one or more of our insurance carriers could become insolvent. Additionally, the coverage offered by and availability of product liability insurance for construction defects is limited and costly. There can be no assurance that coverage will not be further restricted, become more costly or even unavailable.

In addition, we conduct a material portion of our business in California, one of the most highly regulated and litigious jurisdictions in the United States, which imposes a ten year, strict liability tail on most construction liability claims. As a result, our potential losses and expenses due to litigation, new laws and regulations may be greater than our competitors who have smaller California operations.

We rely on subcontractors to construct our homes and, in many cases, to obtain, building materials. The failure of our subcontractors to properly construct our homes, or to obtain suitable building materials, may be costly.

We engage subcontractors to perform the actual construction of our homes, and in many cases, to obtain the necessary building materials. Despite our quality control efforts, we may discover that our subcontractors were engaging in improper construction practices or installing defective materials in our homes. When we discover these issues we repair the homes in accordance with our new home warranty and as required by law. The cost of satisfying our warranty and other legal obligations in these instances may be significant and we may be unable to recover the cost of repair from subcontractors, suppliers and insurers.

Our mortgage subsidiary may become obligated to repurchase loans it has sold in the secondary mortgage market or may become subject to borrower lawsuits.

While our mortgage subsidiary generally sells the loans it originates within a short period of time in the secondary mortgage market on a non-recourse basis, this sale is subject to an obligation to repurchase the loan if, among other things, the purchaser’s underwriting guidelines are not met or there is fraud in connection with the loan. As of June 30, 2012, our mortgage subsidiary had incurred an aggregate of $9.1 million in losses related to loan repurchases and make-whole payments it had been required to make on the $6.8 billion total dollar value of the loans it originated in the beginning of 2004 through the second quarter of 2012. If loan defaults in general increase, it is possible that our mortgage subsidiary will be required to make a materially higher number of make-whole payments and/or repurchases in the future as the holders of defaulted loans scrutinize loan files to seek reasons to require us to make make-whole payments or repurchases. Further, such make-whole payments could have a higher severity than previously experienced. In such cases our current reserves might prove to be inadequate and we would be required to use additional cash and take additional charges to reflect the higher level of repurchase and make-whole activity, which could harm our financial condition and results of operations.

In addition, a number of homebuyers have initiated lawsuits against builders and lenders claiming, among other things, that builders pressured the homebuyers to make inaccurate statements on loan applications, that the lenders failed to correctly explain the terms of adjustable rate and interest-only loans, and/or that the lender financed home purchases for unsuitable buyers resulting indirectly in a diminution in value of homes purchased by more appropriately qualified buyers. While we have experienced only a small number of such lawsuits to date and are currently unaware of any regulatory investigation into our mortgage operations, if loan defaults increase, the possibility of becoming subject to additional lawsuits and/or regulatory investigations becomes more likely. If our mortgage subsidiary becomes the subject of significant borrower lawsuits or regulatory authority action our financial results may be negatively impacted.

We are dependent on the services of key employees and the loss of any substantial number of these individuals or an inability to hire additional personnel could adversely affect us.

Our success is dependent upon our ability to attract and retain skilled employees, including personnel with significant management and leadership skills. Competition for the services of these individuals in many of our operating markets can be intense and will likely increase substantially if and when market conditions improve. If we are unable to attract and retain skilled employees, we may be unable to accomplish the objectives set forth in our business plan.

We may not be able to successfully identify, complete and integrate acquisitions, which could harm our profitability and divert management resources.

We may from time to time acquire other homebuilders or related businesses. Successful acquisitions require us to correctly identify appropriate acquisition candidates and to integrate acquired operations and management with our own. Should we make an error in judgment when identifying an acquisition candidate, should the acquired operations not perform as anticipated, or should we fail to successfully integrate acquired operations and management, we will likely fail to realize the benefits we intended to derive from the acquisition and may suffer other adverse consequences. Acquisitions involve a number of other risks, including the diversion of the attention of our management and corporate staff from operating our existing business, potential charges to earnings in the event of any write-down or write-off of goodwill and other assets recorded in connection with acquisitions and exposure to the acquired company’s pre-existing liabilities. We can give no assurance that we will be able to successfully identify, complete and integrate acquisitions.

Our failure to maintain the security of our electronic and other confidential information could expose us to liability and materially adversely affect our financial condition and results of operations.

Privacy, security, and compliance concerns have continued to increase as technology has evolved. As part of our normal business activities, we collect and store certain confidential information, including personal information of homebuyers/borrowers and information about employees, vendors and suppliers. This information is entitled to protection under a number of regulatory regimes. We may share some of this information with vendors who assist us with certain aspects of our business, particularly our financial services business. Our failure to maintain the security of the data which we are required to protect, including via the penetration of our network security and the misappropriation of confidential and personal information, could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation with potentially large costs, and also result in deterioration in customers confidence in us and other competitive disadvantages, and thus could have a material adverse impact on our financial condition and results of operations.

Regulatory Risks

We are subject to extensive government regulation, which can increase costs and reduce profitability.

Our homebuilding operations, including land development activities, are subject to extensive federal, state and local regulation, including environmental, building, employment and worker health and safety, zoning and land use regulation. This regulation affects all aspects of the homebuilding process and can substantially delay or increase the costs of homebuilding activities, even on land for which we already have approvals. During the development process, we must obtain the approval of numerous governmental authorities that regulate matters such as:

•	permitted land uses, levels of density and architectural designs;

•	the level of energy efficiency our homes are required to achieve;

•	the installation of utility services, such as water and waste disposal;

•	the dedication of acreage for open space, parks, schools and other community services; and

•	the preservation of habitat for endangered species and wetlands, storm water control and other environmental matters.

The approval process can be lengthy, can be opposed by consumer or environmental groups, and can cause significant delays or permanently halt the development process. Delays or a permanent halt in the development process can cause substantial increases to development costs or cause us to abandon the project and to sell the affected land at a potential loss, which in turn could harm our operating results.

In addition, new housing developments are often subject to various assessments or impact fees for schools, parks, streets, highways and other public improvements. The costs of these assessments can be substantial and can cause increases in the effective prices of our homes, which in turn could reduce our sales and/or profitability.

Currently, there is a variety of energy related legislation being considered for enactment around the world. For instance, the federal congress considered an array of energy related initiatives, from carbon “cap and trade” to a federal energy efficiency building code that would increase energy efficiency requirements for new homes between 30 and 50 percent. If all or part of this proposed legislation, or similar legislation, were to be enacted, the cost of home construction could increase significantly, which in turn could reduce our sales and/or profitability.

Much of this proposed legislation is in response to concerns about climate change. As climate change concerns grow, legislation and regulatory activity of this nature is expected to continue and become more onerous. Similarly, energy related initiatives will impact a wide variety of companies throughout the world and because our operations are heavily dependent on significant amounts of raw materials, such as lumber, steel, and concrete, these initiatives could have an indirect adverse effect on our operations and profitability to the extent the suppliers of our materials are burdened with expensive cap and trade and similar energy related regulations.

Our mortgage operations are also subject to federal, state, and local regulation, including eligibility requirements for participation in federal loan programs and various consumer protection laws. Our title insurance agency operations are subject to applicable insurance and other laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of required licenses and other required approvals, claims for monetary damages or demands for loan repurchase from investors, and rescission or voiding of the loan by the consumer.

States, cities and counties in which we operate may adopt slow growth initiatives reducing our ability or increasing our costs to build in these areas, which could harm our future sales and earnings.

Several states, cities and counties in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives and other ballot measures that could negatively impact the land we own as well as the availability of additional land and building opportunities within those localities. Approval of slow or no growth measures would increase the cost of land and reduce our ability to open new home communities and to build and sell homes in the affected markets and would create additional costs and administrative requirements, which in turn could harm our future sales and earnings.

Increased regulation of the mortgage industry could harm our future sales and earnings.

The mortgage industry is under intense scrutiny and is facing increasing regulation at the federal, state and local level. Changes in regulation have the potential to negatively impact the full spectrum of mortgage related activity. Potential changes to federal laws and regulations could have the effect of limiting the activities of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, the entities that provide liquidity to the secondary mortgage market, which could lead to increases in mortgage interest rates. At the same time, changes to the Federal Housing Administration’s rules to require increased Borrower FICO scores, increased down payment amounts, and potentially limiting the amount of permitted seller concessions, lessen the number of buyers able to finance a new home. All of these regulatory activities reduce the number of potential buyers who qualify for the financing necessary to purchase our homes, which could harm our future sales and earnings.

Changes to tax laws could make homeownership more expensive.

Current tax laws generally permit significant expenses associated with owning a home, primarily mortgage interest expense and real estate taxes, to be deducted for the purpose of calculating an individual’s federal, and in many cases, state, taxable income. If the federal or state governments were to change applicable tax law to eliminate or reduce these benefits, the after-tax cost of owning a home could increase significantly. This would harm our future sales and earnings.

Financing Risks

We may need additional funds, and if we are unable to obtain these funds, we may not be able to operate our business as planned.

Our operations require significant amounts of cash. Our requirements for additional capital, whether to finance operations or to service or refinance our existing indebtedness, fluctuate as market conditions and our financial performance and operations change. We cannot assure you that we will maintain cash reserves and generate sufficient cash flow from operations in an amount to enable us to service our debt or to fund other liquidity needs. Additionally, while we have a $210 million unsecured revolving credit facility designed to provide us with an additional source of liquidity to meet short-term cash needs, our ability to borrow under the facility is limited by our ability to meet the covenants required to allow us to borrow under the facility.

The availability of additional capital, whether from private capital sources (including banks) or the public capital markets, fluctuates as our financial condition and market conditions in general change. There may be times when the private capital markets and the public debt or equity markets lack sufficient liquidity or when our securities cannot be sold at attractive prices, in which case we would not be able to access capital from these sources. In addition, a weakening of our financial condition or deterioration in our credit ratings could adversely affect our ability to obtain necessary funds. Even if available, additional financing could be costly or have adverse consequences. If additional funds are raised through the issuance of stock, dilution to stockholders will result. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants. We can give no assurance as to the terms or availability of additional capital. If we are not successful in obtaining or refinancing capital when needed, it could adversely impact our ability to operate our business effectively, which could reduce our sales and earnings, and adversely impact our financial position.

We may be unable to meet the conditions contained in our debt instruments that must be satisfied to incur additional indebtedness and make restricted payments.

Our debt instruments impose restrictions on our operations, financing, investments and other activities. For example, our outstanding 2016 notes prohibit us from incurring additional debt, except for limited categories of indebtedness (including up to $1.1 billion in bank credit facility debt), if we do not satisfy either a maximum leverage ratio or a minimum interest coverage ratio. The 2016 notes also limit our ability to make restricted payments (including dividends, distributions on stock and contributions to joint ventures), prohibiting such payments unless we satisfy one of the ratio requirements for the incurrence of additional debt and comply with a basket limitation. As of June 30, 2012, we were able to satisfy the conditions necessary to incur additional debt and to make restricted payments. However, there can be no assurance that we will be able to satisfy these conditions in the future. If we are unable to satisfy these conditions in the future, we will be precluded from incurring additional borrowings, subject to certain exceptions, and will be precluded from making restricted payments, other than through funds available from our unrestricted subsidiaries.

We currently have significant amounts invested in unconsolidated joint ventures with independent third parties in which we have less than a controlling interest. These investments are highly illiquid and have significant risks.

We participate in unconsolidated homebuilding and land development joint ventures with independent third parties in which we have less than a controlling interest. At June 30, 2012, we had an aggregate of $85.5 million invested in these joint ventures, which had no project specific financing outstanding.

While these joint ventures provide us with a means of accessing larger and/or more desirable land parcels and lot positions, they are subject to a number of risks, including the following:

•

Restricted Payment Risk.    Certain of our public note indentures prohibit us from making restricted payments, including investments in joint ventures, when we are unable to meet either a leverage condition or an interest coverage condition and when making such a payment will cause us to exceed a basket limitation. As a result, when we are unable to meet these conditions, payments to satisfy our joint venture obligations must be made through funds available from our unrestricted subsidiaries. If we become unable to fund our joint venture obligations this could result in, among other things, defaults under our joint venture operating agreements, loan agreements, and credit enhancements.

•

Entitlement Risk.    Certain of our joint ventures acquire parcels of unentitled raw land. If the joint venture is unable to timely obtain entitlements at a reasonable cost, project delay or even project termination may occur resulting in an impairment of the value of our investment.

•

Development Risk.    The projects we build through joint ventures are often larger and have a longer time horizon than the typical project developed by our wholly-owned homebuilding operations. Time delays associated with obtaining entitlements, unforeseen development issues, unanticipated labor and material cost increases, higher carrying costs, and general market deterioration and other changes are more likely to impact larger, long-term projects, all of which may negatively impact the profitability of these ventures and our proportionate share of income.

•

Financing Risk.    There are a limited number of sources willing to provide acquisition, development and construction financing to land development and homebuilding joint ventures. Due to current market conditions, it may be difficult or impossible to obtain financing for our joint ventures on commercially reasonable terms, or to refinance existing borrowings as such borrowings mature. As a result, we may be required to contribute our corporate funds to finance acquisition and development and/or construction costs following termination or step-down of joint venture financing that the joint venture is unable to restructure, extend, or refinance with another third party lender. In addition, our ability to contribute our funds to or for the joint venture may be limited if we do not meet the restricted payment condition discussed above.

•

Contribution Risk.    Under credit enhancements that we typically provide with respect to joint venture borrowings, we and our partners could be required to make additional unanticipated investments in these joint ventures, either in the form of capital contributions or loan repayments, to reduce such outstanding borrowings. We may have to make additional contributions that exceed our proportional share of capital if our partners fail to contribute any or all of their share. While in most instances we would be able to exercise remedies available under the applicable joint venture documentation if a partner fails to contribute its proportional share of capital, our partner’s financial condition may preclude any meaningful cash recovery on the obligation.

•

Completion Risk.    We often sign a completion agreement in connection with obtaining financing for our joint ventures. Under such agreements, we may be compelled to complete a project even if we no longer have an economic interest in the property.

•

Illiquid Investment Risk.    We lack a controlling interest in our joint ventures and therefore are generally unable to compel our joint ventures to sell assets, return invested capital, require additional capital contributions or take any other action without the vote of at least one or more of our venture partners. This means that, absent partner agreement, we will be unable to liquidate our joint venture investments to generate cash.

•

Partner Dispute.    If we have a dispute with one of our joint venture partners and are unable to resolve it, a buy-sell provision in the applicable joint venture agreement could be triggered or we may otherwise pursue a negotiated settlement involving the unwinding of the venture and it is possible that litigation between us and our partner(s) could result. In such cases, we may sell our interest to our partner or purchase our partner’s interest. If we sell our interest, we will forgo the profit we would have otherwise earned with respect to the joint venture project and may be required to forfeit our invested capital and/or pay our partner to release us from our joint venture obligations. If we are required to purchase our partner’s interest, we will be required to fund this purchase, as well as the completion of the project, with corporate level capital and to consolidate the joint venture project onto our balance sheet, which could, among other things, adversely impact our liquidity, our leverage and other financial conditions or covenants.

•

Consolidation Risk.    The accounting rules for joint ventures are complex and the decision as to whether it is proper to consolidate a joint venture onto our balance sheet is fact intensive. If the facts concerning an unconsolidated joint venture were to change and a triggering event under applicable accounting rules were to occur, we might be required to consolidate previously unconsolidated joint ventures onto our balance sheet which could adversely impact our leverage and other financial conditions or covenants.

At times, such as now, when we are pursuing a longer-term land acquisition strategy, we become directly subject to some of these risks, including those discussed above related to entitlement, development, financing, completion and illiquid investment. Increasing our direct exposure to these types of risks could have a material adverse effect on our financial position or results or operations.

Other Risks

Our principal stockholder has the ability to exercise significant influence over the composition of our Board of Directors and matters requiring stockholder approval.

As of July 31, 2012, MP CA Homes LLC held 49% of the voting power of our voting stock. Pursuant to the stockholders’ agreement that we entered into with MP CA Homes LLC on June 27, 2008, MP CA Homes LLC is entitled to designate a number of directors to serve on our Board of Directors as is proportionate to the total voting power of its voting stock (up to one less than a majority), and is entitled to designate at least one MP CA Homes LLC designated director to each committee of the board (subject to limited exceptions), giving MP CA Homes LLC the ability to exercise significant influence on the composition and actions of our Board of Directors and its committees. In addition, this large voting block may have a significant or decisive effect on the approval or disapproval of matters requiring approval of our stockholders, including any amendment to our certificate of incorporation, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. The interests of MP CA Homes LLC in these other matters may not always coincide with the interests of our other stockholders. In addition, the ownership of such a large block of our voting power and the right to designate directors by MP CA Homes LLC may discourage someone from making a significant equity investment in us, even if we needed the investment to operate our business, or could be a significant factor in delaying or preventing a change of control transaction that other stockholders may deem to be in their best interests.

We may not be able to realize the benefit of our net deferred tax asset.

As of June 30, 2012, we had a deferred tax asset of approximately $499.7 million (excluding a $3.4 million deferred tax asset related to an interest rate swap that was terminated during the 2010 fourth quarter) that is potentially available to offset taxable income in future periods. The $499.7 million deferred tax asset has been fully reserved against by a corresponding deferred tax asset valuation allowance of the same amount. Our ability to realize the benefit, if any, of our deferred tax asset is dependent, among other things, upon the interplay between applicable tax laws (including Internal Revenue Code Section 382, or Section 382, discussed below), our ability to generate taxable income in the future, and the timing of our disposition of assets that contain unrealized built-in losses.

Section 382 contains rules that limit the ability of a company that undergoes an ownership change to utilize net operating loss carryforwards and built-in losses after the ownership change. We underwent a change in ownership for purposes of Section 382 following completion of MP CA Homes LLC’s initial investment in the Company on June 27, 2008. As of June 30, 2012, approximately $107 million of our deferred tax asset represented unrealized built-in losses related primarily to inventory impairment charges. Future realization of this $107 million of unrealized built-in losses may be limited under Section 382 depending on, among other things, when, and at what price, we dispose of the underlying assets. As of June 30, 2012, approximately $359 million of our gross federal net operating loss carryforwards and $373 million of our gross state net operating loss carryforwards (or approximately $147 million on a tax effected basis) were subject to a gross annual deduction limitation. The gross annual deduction limitation for federal and state income tax purposes is approximately $15.6 million each, which is generally realized over a 20 year period commencing on the date of the ownership change. Assets with certain tax attributes sold five years after the original ownership change (June 27, 2013) are not subject to the Section 382 limitation. Significant judgment is required in determining the future realization of these potential deductions, and as a result, actual results may differ materially from our estimates.

Risks relating to our common stock

We have substantial debt and may incur additional debt; leverage may impair our financial condition and restrict our operations.

We currently have a substantial amount of debt. As of June 30, 2012, the principal amount of our homebuilding debt outstanding was approximately $1,334.3 million, $39.6 million of which matures in 2012, $39.7 million of which matures between 2013 and 2015 and $1,255.0 million of which matures between 2016 and 2021. Assuming we had consummated the notes offering as of such date, the principal amount of our homebuilding debt would have been $1,554.3 million (assuming no exercise of the underwriters’ over-allotment option for the notes offering). In addition, the instruments governing this debt permit us to incur significant additional debt. Our existing debt and any additional debt we incur could:

•	make it more difficult for us to satisfy our obligations under our existing debt instruments;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;

•

require a substantial portion of our cash flows from operations for the payment of interest on our debt, reducing our ability to use our cash flows to fund working capital, land acquisitions and land development, acquisitions of other homebuilders and related businesses and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage to less leveraged competitors.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

We are offering 12,500,000 shares of our common stock (14,375,000 shares of common stock if the over-allotment option is exercised in full). If the notes offering is consummated, 27,228,564 shares of our common stock will be issuable upon conversion of the notes offered thereby (31,312,848 shares if the over-allotment option is exercised in full). Except as described under “Underwriting,” we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of additional shares of our common stock in this offering, upon conversion of the notes issuable in the notes offering, or other issuances of our common stock or convertible or other equity linked securities, including our preferred stock, options, and warrants, will dilute the ownership interest of our common stockholders.

The price of our common stock could be affected by possible sales of our common stock by investors who view the notes issued in the concurrent notes offering as a more attractive means of equity participation in the Company. Sales of a substantial number of shares of our common stock or other equity-related securities in the public market, or any hedging or arbitrage trading activity involving our common stock, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

The market price of our common stock may fluctuate widely.

The market price of our common stock has historically experienced fluctuations and is subject to significant fluctuation in the future in response to a number of factors (in addition to those described above), including:

•	our perceived prospects and the prospects of the homebuilding industry in general;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	fluctuations in our results of operations;

•	changes in analysts’ recommendations or projections;

•	changes in general valuations for homebuilding companies;

•	changes in general economic or market conditions; and

•	broad market fluctuations.

The market stock price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in this “Risk factors” section, in our Annual Report on Form 10-K and in the “Forward-looking statements” section.

In addition, the recent general economic, political and market conditions, both in the U.S. and globally, including the national recession, credit market disruption and the tightening of mortgage loan underwriting standards and other similar factors have contributed to significant instability in the U.S. and other global financial equity markets and the potential effect of these and other factors on economic growth potential may contribute to continued instability. Moreover, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our operating results. Any of these factors could have a material adverse effect on your investment in our common stock. As a result, you could lose some or all of your investment.

Non-U.S. holders may be subject to taxes (including withholding taxes) on payments in connection with a disposition of shares of our common stock.

Because we believe that we are a United States real property holding corporation, upon a sale or disposition of our common stock, non-U.S. holders may be subject to tax (including withholding tax) if (a) our common stock is not regularly traded on a established securities market, or (b) our common stock is regularly traded on an established securities market, and the non-U.S. holder holds (or within the last five years has held) common stock with a fair market value on the relevant date of determination that is greater than 5% of the total fair market value of our common stock on such date. See “Certain U.S. federal income tax considerations.”

Our charter, bylaws, stockholders’ rights agreement and debt covenants could prevent a third party from acquiring us or limit the price that investors might be willing to pay for shares of our common stock.

Provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could delay or prevent a change in control of and could limit the price that investors might be willing to pay in the future for shares of our common stock.

Our certificate of incorporation also authorizes our Board of Directors to issue new series of common stock and preferred stock without stockholder approval. Depending on the rights and terms of any new series created, and the reaction of the market to the series, your rights or the value of your common stock could be negatively affected. For example, subject to applicable law, our Board of Directors could create a series of common stock or preferred stock with preferential rights to dividends or assets upon liquidation, or with superior voting rights to our existing common stock. The ability of our Board of Directors to issue these new series of common stock and preferred stock could also prevent or delay a third party from acquiring us, even if doing so would be beneficial to our noteholders and stockholders.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in business combinations specified in the statute with an interested stockholder, as defined in the statute, for a period of three years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the Delaware General Corporation Law could also have the effect of delaying or preventing a change of control of us.

We also have a stockholders’ rights agreement that could make it difficult to acquire us without the approval of our Board of Directors. Our stockholders’ rights agreement has been filed with and is publicly available at or from the SEC; see the sections “Where you can find more information” and “Description of Capital Stock—Stockholders’ rights agreement.”

In addition, some of our debt covenants contained in the indentures for our outstanding public notes and our revolving credit facility may delay or prevent a change in control. Our outstanding notes, other than our outstanding convertible notes, contain change of control provisions that give the holders of our outstanding notes the right to require us to purchase the notes upon a change in control at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest.

We do not have any current intention to pay dividends on our common stock.

On September 14, 2007, our Board of Directors eliminated our quarterly cash dividend. Since that date, we have paid no dividends to our stockholders. We have no current intention to pay dividends. Moreover, we are prohibited by the terms of our revolving credit facility from paying dividends (other than dividends paid in the form of capital stock or through an accretion to the liquidation preference of any capital stock).

Use of proceeds

We estimate that the net proceeds to us from the sale of the common stock offered hereby will be approximately $67 million, or $77 million if the underwriters’ over-allotment option is exercised in full (in each case, net of underwriting discounts and commissions and fees and expenses of the offering), based on the offering price of $5.67 per share. We intend to use the net proceeds from this offering for general corporate purposes, including land acquisition and development, home construction, and other related purposes.

Capitalization

The following table sets forth our capitalization as of June 30, 2012:

•	on an actual basis;

•

on an adjusted basis to reflect the issuance of the 12,500,000 shares of our common stock offered hereby at the public offering price of $5.67 per share (assuming no exercise of the underwriters’ over-allotment option for this offering); and

•

on a further adjusted basis to reflect the completion of the concurrent notes offering of $220,000,000 aggregate principal amount of our 1 1/4% Senior Convertible Notes due 2032 (assuming no exercise of the underwriters’ over-allotment option for the notes offering). See “Summary—Concurrent notes offering.”

Neither the notes offering nor this offering are contingent on the completion of the other.

You should read the following table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2011, and our Quarterly Report on Form 10-Q for the quarter ending June 30, 2012, each of which are incorporated by reference in this prospectus supplement, and with the section entitled “Description of capital stock” in this prospectus supplement and the “Description of Securities” in the accompanying prospectus.

	As of June 30, 2012
(Dollars in thousands) (unaudited)	Actual	As adjusted for this offering	As further adjusted for this offering and the concurrent notes offering
Cash and equivalents(1)	$325,312	$392,393	$605,293

Debt:
Secured project debt and other notes payable	$4,934	4,934	4,934
6% Convertible Senior Subordinated Notes due 2012, net of discount (2)	38,490	38,490	38,490
6 1/4% Senior Notes due 2014	4,971	4,971	4,971
7% Senior Notes due 2015	29,789	29,789	29,789
10 3/4% Senior Notes due 2016, net of discount(3)	264,352	264,352	264,352
8 3/8% Senior Notes due 2018, net of premium(4)	580,184	580,184	580,184
8 3/8% Senior Notes due 2021, net of discount(5)	396,962	396,962	396,962
1 1/4% Senior Convertible Notes due 2032	—	—	220,000
Mortgage credit facilities	44,427	44,427	44,427

Total debt	1,364,109	1,364,109	1,584,109

Stockholders’ equity:
Preferred Stock, $0.01 par value; 10,000,000 shares authorized; 450,829 shares issued and outstanding at June 30, 2012	5	5	5
Common Stock, $0.01 par value; 600,000,000 shares authorized; 199,933,447 shares issued and outstanding at June 30, 2012(6)	1,999	2,124	2,124
Additional paid-in capital	1,246,058	1,313,014	1,313,014
Accumulated deficit	(585,983)	(585,983)	(585,983)
Accumulated other comprehensive loss, net of tax	(5,455)	(5,455)	(5,455)

Total stockholders’ equity	656,624	723,705	723,705

Total capitalization	$2,020,733	$2,087,814	$2,307,814

(1)	Includes $26.4 million of restricted cash.
(2)	Represents accreted value, with principal amount of $39.6 million.
(3)	Represents accreted value, with principal amount of $280.0 million.
(4)	Represents accreted value, with principal amount of $575.0 million.

(5)	Represents accreted value, with principal amount of $400.0 million.
(6)	Excludes 23.6 million shares of common stock reserved for issuance upon exercise of outstanding share-based awards.

Price range of common stock and dividend policy

Shares of our common stock are listed on the New York Stock Exchange under the symbol “SPF.” The following table sets forth, for the fiscal quarters indicated, the reported high and low intra-day sales prices per share of our common stock as reported on the New York Stock Exchange Composite Tape.

	High	Low
Year ended December 31, 2010:
First quarter	$5.18	$3.47
Second quarter	7.10	3.31
Third quarter	4.30	2.95
Fourth quarter	4.75	3.37
Year ended December 31, 2011:
First quarter	$4.98	$3.50
Second quarter	4.09	3.17
Third quarter	3.65	2.08
Fourth quarter	3.73	2.17
Year ended December 31, 2012:
First quarter	$4.85	$3.05
Second quarter	6.29	4.15
Third quarter (through July 31, 2012)	6.66	5.62

On July 31, 2012, the last reported sale price of our common stock on the New York Stock Exchange was $5.67 per share.

As of July 31, 2012, the number of record holders of our common stock was 1,437.

On September 14, 2007, our Board of Directors eliminated our quarterly cash dividend. Since that date, we have paid no dividends to our stockholders. We have no current intention to pay dividends. Moreover, we are prohibited by the terms of our revolving credit facility from paying dividends (other than dividends paid in the form of capital stock or through an accretion to the liquidation preference of any capital stock).

Description of capital stock

Our authorized capital stock consists of 600,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. Our certificate of incorporation, as amended to date, does not authorize any other classes of capital stock.

Common stock

We have one existing class of common stock. Holders of shares of our existing common stock are entitled to one vote per share on all matters to be voted upon by our stockholders and may not cumulate votes for the election of directors.

The holders of shares of our existing common stock are entitled to receive ratably dividends as may be declared from time to time by our board of directors out of funds legally available for dividend payments, subject to any dividend preferences of any holders of any other series of common stock and preferred stock. In the event of our liquidation, dissolution or winding up, after full payment of all liabilities and liquidation preferences of any other series of common stock and any preferred stock, the holders of shares of our existing common stock are entitled to share ratably in all remaining assets. Our existing common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of our existing common stock.

Our certificate of incorporation authorizes our board of directors to issue new series of common stock without stockholder approval. Subject to the Delaware corporation law, our board of directors may:

•

fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations and restrictions, of any new series of common stock, including, without limitation:

•	dividend rights and whether dividends are cumulative;

•	conversion rights, if any;

•

voting rights, including the number of votes, if any, per share, as well as the number of members, if any, of the board or the percentage of members, if any, of the board each series of common stock may be entitled to elect; and

•	rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any series of common stock;

•	fix the number of shares constituting any series and the designations of each series; and

•	increase or decrease the number of shares of any series of common stock but not below the number of shares of such series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our common stock. Although we currently do not intend to do so, our board of directors, without stockholder approval, may issue a new series of common stock with rights that could negatively affect the voting power or other rights of our existing common stockholders.

Our common stock is listed under the symbol “SPF” on the New York Stock Exchange. Computershare is the Transfer Agent and Registrar for our common stock.

Preferred stock

As of the date of this prospectus supplement, there are 5,000,000 authorized shares of Series B junior participating convertible preferred stock (“Series B Preferred Stock”), of which 450,829 shares of Series B

Preferred Stock are outstanding and convertible into 147.8 million shares of our common stock. The number of shares of common stock into which our Series B Preferred Stock is convertible is determined by dividing $1,000 by the applicable conversion price ($3.05, subject to customary anti-dilution adjustments) plus cash in lieu of fractional shares. The Series B Preferred Stock ranks pari passu with our common stock and junior to all other preferred stock of the Company, other than a class or series of preferred stock, the terms of which expressly provide that such class of series will rank on parity with the Series B Preferred Stock. The Series B Preferred Stock has no liquidation preference over our common stock.

The Series B Preferred Stock is convertible at the holder’s option into shares of our common stock provided that no holder, with its affiliates, may beneficially own total voting power of our voting stock in excess of 49%. The Series B Preferred Stock also mandatorily converts into our common stock upon its sale, transfer or other disposition by MP CA Homes LLC (“MatlinPatterson”) or its affiliates to an unaffiliated third party. The Series B Preferred Stock votes together with our common stock on all matters upon which holders of our common stock are entitled to vote. Each share of Series B Preferred Stock is entitled to such number of votes as the number of shares of our common stock into which such share of Series B Preferred Stock is convertible, provided that the aggregate votes attributable to such shares with respect to any holder of Series B Preferred Stock (including its affiliates), taking into consideration any other voting securities of the Company held by such stockholder, cannot exceed more than 49% of the total voting power of the voting stock of the Company. If the board of directors declares and pays a dividend on the common stock, then the board of directors is required to declare and pay to holders of Series B Preferred Stock a dividend in an amount per share of Series B Preferred Stock equal to the dividend payable on the number of shares of common stock into which such share of Series B Preferred Stock is then convertible. As of the date of this prospectus supplement, the outstanding shares of common stock (89.4 million shares) and Series B Preferred Stock owned by MatlinPatterson represented approximately 68% of the total number of shares of our common stock outstanding on an if-converted basis.

Our board of directors may, without stockholder approval, issue, in addition to the authorized but unissued shares of Series B Preferred Stock, up to 5,000,000 additional shares of our undesignated preferred stock in one or more series and, subject to Delaware corporation law, may:

•

fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations and restrictions, of any series of preferred stock, including without limitation:

•	dividend rights and whether dividends are cumulative;

•	conversion rights, if any;

•

voting rights, including the number of votes, if any, per share, as well as the number of members, if any, of the board or the percentage of members, if any, of the board each class or series of preferred stock may be entitled to elect; and

•	rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any series of preferred stock;

•	fix the number of shares constituting any series and the designations of each series; and

•	increase or decrease the number of shares of any series of preferred stock if but not below the number of shares of the series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our preferred stock. Although we currently do not intend to do so, our board of directors may issue shares of preferred stock with voting and conversion rights which could negatively affect the voting power or other rights of our common stockholders, and the board could take that action without stockholder approval.

Effect of new issuance

If the board of directors were to approve the issuance of a new series of common stock or preferred stock, the issuance of such shares could:

•	decrease the amount of earnings and assets available for distribution to existing common stockholders;

•	make removal of the present management more difficult;

•	result in restrictions upon the payment of dividends and other distributions to the existing common stockholders;

•	delay or prevent a change in control of the Company; and

•	limit the price that investors are willing to pay in the future for our existing common stock.

Stockholders agreement

On June 27, 2008, we and MatlinPatterson entered into a stockholders agreement. The stockholders agreement provides, among other matters, as follows:

Board representation.    For so long as MatlinPatterson and its affiliates own at least 10% of the total voting power of the Company, it will be entitled to designate such number of directors to serve on the Company’s board of directors as would be proportionate to the total voting power beneficially owned by MatlinPatterson and its affiliates, provided that the number of directors appointed by MatlinPatterson shall never exceed one person less than a majority of the directors then serving on the Company’s board of directors. MatlinPatterson has the right to replace any director designated by it, at any time, with or without cause, and fill any vacancy caused by the death, resignation, removal or disability, or other reason, of any director designated by it. To the extent MatlinPatterson and its affiliates decrease their holdings of voting stock of the Company, the Company has the right to request the resignation of directors designated by MatlinPatterson to maintain such appointments in proportion to MatlinPatterson’s holdings of voting stock. Each committee of the board of directors, other than the audit committee or any committee formed to consider a transaction between the Company and MatlinPatterson or its affiliates, shall contain at least one director designated by MatlinPatterson.

Corporate opportunities.    As long as MatlinPatterson, its director designees and their affiliates comply with the confidentiality obligations in the stockholders agreement, the Company has renounced certain corporate and investment opportunities that may come to the attention of MatlinPatterson, its director designees and their affiliates. Such provisions do not apply to opportunities that come to the attention of such persons or entities as a result of their position with the Company or that of their affiliates with the Company.

Amendments to certain documents.    The Company has agreed not to amend its certificate of incorporation or bylaws in any manner inconsistent with the stockholders agreement or to make certain amendments to the Company’s stockholder rights plan.

Standstill and transfer restrictions.    MatlinPatterson has agreed to certain standstill provisions and restrictions on its and its affiliates’ ability to transfer certain of our securities.

Registration rights.    MatlinPatterson is entitled to customary demand and piggyback registration rights.

Stockholders’ rights agreement

Effective December 20, 2011, we entered into an Amended and Restated Rights Agreement with Mellon Investor Services LLC. The Amended Rights Agreement amended and restated in its entirety the Company’s rights agreement, a form of which had been in effect since December 31, 2001. Our Board of Directors amended and restated the original rights agreement to update the exercise price of each preferred stock purchase right issued pursuant thereto to $20.00, extend the expiration date of such rights and the rights agreement for an additional three year period to December 31, 2014, and to make certain other clarifying and technical amendments. Each share of our common stock issued by us (prior to the expiration of the rights agreement or distribution of the rights) will have attached a right. In this prospectus supplement, unless the context requires otherwise, all references to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 15% of our outstanding voting stock, will initially entitle the holder to purchase one one-hundredth of one share of our Series A Junior Participating Cumulative Preferred Stock, at an initial exercise price of $20.00, subject to adjustment. The rights will become exercisable only after a person or group has acquired, or publicly announced an intention to acquire through a tender offer or exchange offer, 15% or more of our outstanding voting stock. Under some circumstances, including the existence of a 15% acquiring person or group, each holder of a right, other than the acquiring person or group or certain transferees thereof, will be entitled to purchase at the right’s then current exercise price, shares of our common stock having a market value equal to two times the exercise price. If we are acquired by another entity after a person or group acquires 15% or more of our voting stock, each holder of a right, other than the acquiring person or group or certain transferees thereof, will be entitled to purchase shares of common stock of the acquiring entity having a market value of two times the right’s then current exercise price. The rights may be redeemed at a price of $0.001 per right until the tenth business day after a person or group acquires 15% or more of our voting stock unless we have merged or been acquired or the rights have expired prior to such date. The rights will expire on December 31, 2014, unless earlier redeemed, exchanged or exercised. The rights do not have voting or dividend rights, and until they become exercisable, do not have a dilutive effect on our earnings.

MatlinPatterson and its affiliates are defined as “Exempt Persons” under the rights agreement, and therefore will not be deemed an acquiring person, provided that MatlinPatterson and its affiliates will immediately cease to be an “Exempt Person” if a majority of the members of the Company’s board of directors who were not designated by MatlinPatterson pursuant to the Stockholders Agreement, whether or not such members constitute a quorum of the board, determine, in good faith, that (A) MatlinPatterson or its affiliates are in material breach of the Stockholders Agreement, or that the Stockholders Agreement is no longer in full force and effect, and (B) that MatlinPatterson and its affiliates shall be deemed no longer to be an “Exempt Person” under the rights agreement.

The terms of the rights are fully described in the amended and restated rights agreement between Mellon Investor Services LLC, as rights agent, and us. You should refer to the rights agreement, as amended, for a more detailed description of the terms and provisions of the rights. A copy of the amended rights agreement has been filed with and is publicly available at or from the SEC as described under the heading “Where you can find more information.”

Our rights may make more difficult or discourage an acquisition of the company that is deemed undesirable by our board of directors by causing substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except for an acquisition offer conditioned upon the purchase or redemption of our rights.

Possible anti-takeover effects of Delaware law and relevant provisions of our certificate of incorporation

In addition to our rights agreement, provisions of Delaware law and our certificate of incorporation and bylaws may make more difficult the acquisition of the company by tender offer, a proxy contest or otherwise. For example:

•	Section 203 of the Delaware General Corporation Law prohibits certain publicly-held Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years following the time such person became an interested stockholder unless the business combination is approved in a specified manner. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation’s voting stock, or is affiliated with the corporation and owns or owned 15% of the corporation’s voting stock within three years before the business combination.

•

Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent without a meeting, provided however for as long as MatlinPatterson and its affiliates hold at least 40% of our voting power, any action permitted to be taken by our stockholders can be effected by written consent signed by holders of our capital stock having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares of capital stock entitled to vote thereon are present and voted. Special meetings of stockholders may be called only by a majority of the members of our board of directors or by a committee thereof which has been duly provided the power and authority to call such meetings.

•

As discussed above, our certificate of incorporation permits our board of directors to issue a new series of common stock or preferred stock with terms that may make an acquisition by a third person more difficult or less attractive.

•	Our bylaws provide time limitations on stockholders who desire to present nominations for election to our board of directors or propose matters that can be acted upon at stockholders’ meetings.

Copies of our certificate of incorporation and bylaws, each as amended, have been filed with and are publicly available at or from the SEC as described under the heading “Where you can find more information.”

Certain U.S. federal income tax considerations

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the shares of our common stock, as of the date hereof. This summary deals only with shares of our common stock held as capital assets. Additionally, this summary does not deal with special situations. For example, this summary does not address:

•

tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, expatriates, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities or insurance companies;

•

tax consequences to persons holding shares of common stock as part of a hedging, integrated, or conversion transaction or a straddle or persons deemed to sell shares of common stock under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Code”);

•	tax consequences to U.S. holders of shares of common stock whose “functional currency” is not the U.S. dollar;

•	tax consequences to partnerships or other pass-through entities and investors in such entities; or

•	alternative minimum tax consequences, if any.

Finally, this summary does not address other U.S. federal tax consequences (such as estate and gift tax consequences) or any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Code, and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances.

If a partnership holds shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisor.

If you are considering the purchase of shares of common stock, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular facts and circumstances and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Consequences to U.S. holders

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of shares of our common stock. “U.S. holder” means a beneficial owner of common stock for U.S. federal income tax purposes that is:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Dividends on the common stock

A distribution in respect of shares of our common stock generally will be treated as a dividend to the extent it is paid from current or accumulated earnings and profits. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. holder’s tax basis in the U.S. holder’s common stock to the extent of the U.S. holder’s tax basis in that stock. Any remaining excess will be treated as capital gain. Dividends received by individual holders generally will be subject to a reduced maximum federal tax rate of 15% through December 31, 2012, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income,” which may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to a U.S. holder with respect to shares of our common stock that are held by such holder for less than 61 days during the 121-day period beginning on the date that is 60 days before the date on which the shares of our common stock became ex-dividend with respect to such dividend. If a U.S. holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock.

U.S. holders should consult their tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the dividends-received deduction and the reduced maximum tax rate on dividends.

Sale, exchange, redemption or certain other dispositions of common stock

A U.S. holder will generally recognize capital gain or loss on a sale, exchange, redemption (provided the redemption is treated as a sale or exchange) or certain other dispositions of our common stock. The U.S. holder’s gain or loss will equal the difference between the amount realized by the U.S. holder and the U.S. holder’s tax basis in the stock. The amount realized by the U.S. holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Information reporting and backup withholding

When required, we or our paying agent will report to the holders of our common stock and the IRS amounts paid on or with respect to the common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. holder will be subject to backup withholding on interest payments made on the dividends paid on the common stock and proceeds from the sale of the common stock at the applicable rate (which is currently 28%) if the U.S. holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as a certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is properly furnished to the IRS by the U.S. holder on a timely basis.

Consequences to non-U.S. holders

The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of shares of common stock. The term “non-U.S. holder” means a beneficial owner of shares of common stock that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” or “passive foreign investment companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Dividends on the common stock

Any dividends paid with respect to the shares of common stock will be subject to withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, exchange, redemption or other disposition of common stock

Any gain realized by a non-U.S. holder upon the sale, exchange, redemption (provided the redemption is treated as a sale or exchange) or other taxable disposition of shares of our common stock will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “U.S. real property holding corporation” during the applicable statutory period and either (a) our common stock is not regularly traded on a established securities market, or (b) our common stock is regularly traded on an established securities market, and the non-U.S. holder holds (or within the last five years has held) common stock with a fair market value on the relevant date of determination that is greater than 5% of the total fair market value of our common stock on such date. We currently qualify, and believe that we will continue to qualify, as a U.S. real property holding corporation.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. holder. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. To claim the benefit of a treaty, a non-U.S. holder must properly submit an IRS Form W-8BEN (or suitable successor or substitute form). A non-U.S. holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States. If income from the sale or exchange of shares of our common stock is subject to tax based on our status as a “U.S. real property holding corporation,” the non-U.S. holder will be subject to U.S. federal income tax on the net gain in the same manner as a U.S. holder and, if our common stock has ceased to be regularly traded on an established securities market, the transferee of such shares may be required to deduct and withhold a tax equal to 10% of the amount realized on the disposition, unless certain exceptions apply. Any tax withheld may be credited against the United States federal income tax owed by the non-U.S. holder for the year in which the sale or exchange occurs.

Information reporting and backup withholding

Generally, we must report to the IRS and to non-U.S. holders the amount of dividends paid to the holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividend payments and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends that we make to the holder if the holder provides proper certification of its status as a non-U.S. holder or otherwise establishes an exemption. A non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale or other disposition of shares of our common stock within the United States or conducted through certain U.S.-related payors, unless the payor of the proceeds receives the statement described above or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Legislation Relating to Foreign Accounts

Recently enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a non-financial foreign entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Under proposed regulations, a non-financial foreign entity may be exempt from such withholding even if it does not provide such certification or such identifying information. Prospective investors should consult their tax advisors regarding this legislation.

IRS guidance and proposed U.S. Treasury regulations provide that the withholding tax of 30% described in the preceding paragraph will not apply to dividends on shares of our common stock until after December 31, 2013, and will not apply to gross proceeds from the sale or other disposition of shares of our common stock until after December 31, 2014.

Health Care and Education Reconciliation Act of 2010

On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010, which requires certain United States stockholders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. United States stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	4,250,000

Citigroup Global Markets Inc.	3,625,000

Credit Suisse Securities (USA) LLC	2,125,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,125,000

BNP Paribas Securities Corp.	125,000

Comerica Securities, Inc.	125,000

Mitsubishi UFJ Securities (USA), Inc.	125,000

Total	12,500,000

The underwriters are committed to purchase all the common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.1701 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,875,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.2835 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$0.2835	$0.2835
Total	$3,543,750	$4,075,313

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $250,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, the economic consequences associated with the ownership of any shares of our common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, for a period of 90 days after the date of this prospectus supplement, other than the shares of our common stock to be sold hereunder, the issuance of notes in the notes offering and shares of common stock issuable upon conversion thereof, and any shares of our common stock granted under our existing stock-based incentive plans or issued upon the exercise of currently outstanding options, preferred stock, convertible securities, warrants or other rights.

Our directors and executive officers, and MatlinPatterson, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “SPF”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares of our common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of our common stock through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of our common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase shares of our common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus supplement may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive,

provided that no such offer of securities described in this prospectus supplement shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The securities described in this prospectus supplement may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the offering, the Company, or the securities described in this prospectus supplement have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities described in this prospectus supplement.

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The securities to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities described in this prospectus supplement should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Neither this prospectus supplement nor any other offering material relating to the securities described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement and the accompanying prospectus nor any other offering material relating to the securities has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The securities may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The securities offered in this prospectus supplement have not been registered under the Securities and Exchange Law of Japan. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the securities has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This prospectus supplement has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either: (i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act; (ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; (iii) a person associated with the company under section 708(12) of the Corporations Act; or (iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the securities for resale in Australia within 12 months of the securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

The securities are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement, the accompanying prospectus and other offering materials relating to the offer of the securities do not constitute a public offer of, or an invitation to subscribe for or purchase, the securities in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, an affiliate of J.P. Morgan Securities LLC, an underwriter in this offering, is the administrative agent under our revolving credit facility and J.P. Morgan Securities LLC and Citigroup Global Markets Inc., underwriters in this offering, are joint lead arrangers, joint bookrunners and lenders under our revolving credit facility. In addition, affiliates of each of the other underwriters in this offering are lenders under our revolving credit facility. The underwriters and their respective affiliates each received, and will receive, customary fees in connection with these roles. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter in this offering, and its affiliates in the aggregate own approximately 5.13% of our common stock and options convertible into our common stock. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or loans and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and loans.

Experts

The consolidated financial statements of Standard Pacific Corp. appearing in Standard Pacific Corp.’s Annual Report (Form 10-K) for the year ended December 31, 2011, and the effectiveness of Standard Pacific Corp.’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports and Standard Pacific Corp.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 given on the authority of such firm as experts in accounting and auditing.

Legal matters

Gibson, Dunn & Crutcher LLP of Irvine, California will issue an opinion with respect to the validity of the common stock offered hereby. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

PROSPECTUS

STANDARD PACIFIC CORP.

Debt Securities

Guarantees of Debt Securities

Common Stock

This prospectus provides a general description of the following securities that may be offered hereunder from time to time: Standard Pacific Corp.’s debt securities, the full and unconditional guarantee of its obligations under its debt securities by certain of its wholly owned subsidiaries, and its common stock. Each time we sell securities hereunder, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

The common stock of Standard Pacific Corp. is listed on the New York Stock Exchange under the symbol “SPF.”

Investing in our securities involves a high degree of risk. See “Risk Factors” contained in our periodic filings made with the Securities and Exchange Commission and the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 31, 2012

Unless otherwise indicated or the context otherwise requires, the terms “we,” “us” and “our” refer to Standard Pacific Corp., a Delaware corporation, and its predecessors and consolidated subsidiaries.

If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you.

We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus, including in any of the materials that we have incorporated by reference into this prospectus, any accompanying prospectus supplement, and any free writing prospectus prepared or authorized by us. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this prospectus or incorporated herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In general, “forward-looking statements” can be identified by use of words such as “expect,” “believe,” “estimate,” “project,” “forecast,” “anticipate,” “plan” and similar expressions. Our forward-looking statements represent our expectations and beliefs regarding future events. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include those factors described under the caption “Risk Factors” contained in our periodic filings made with the Securities and Exchange Commission (“SEC”) and any prospectus supplement to this prospectus.

All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Our past performance or past or present economic conditions are not indicative of future performance or conditions. Due to these inherent uncertainties, current or potential investors in our securities are urged not to place undue reliance on forward-looking statements. In addition, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to projections over time.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC using a “shelf” registration process. Under this shelf process, we may, from time to time, offer any combination of the securities described in this prospectus in one or more offerings.

The types of securities that we may offer and sell from time to time by this prospectus are:

•	debt securities of Standard Pacific Corp., which may include guarantees of the debt securities by certain of the direct and indirect subsidiaries of Standard Pacific Corp.; and

•	common stock of Standard Pacific Corp.

We may issue debt securities convertible into shares of Standard Pacific Corp. common stock.

This prospectus provides a general description of the securities we may offer hereunder. Each time we sell securities hereunder, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In each prospectus supplement, we will include the following information:

•	the type and amount of securities that we propose to sell;

•	the public offering price of the securities;

•	the names of any underwriters, agents or dealers through or to which the securities will be sold;

•	any compensation of those underwriters, agents or dealers;

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded;

•	any risk factors applicable to the securities that we propose to sell; and

•	any other material information about the offering and sale of the securities.

In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

THE COMPANY

We are a geographically diversified builder of single-family attached and detached homes. We construct homes within a wide range of price and size targeting a broad range of homebuyers, with an emphasis on moveup buyers. We have operations in major metropolitan markets in California, Florida, Texas, the Carolinas, Arizona and Colorado and we have built more than 115,000 homes during our 47-year history.

For the six months ended June 30, 2012, the percentages of our home deliveries by state and product mix (including deliveries by unconsolidated joint ventures) were as follows:

State	Percentage of Deliveries
California	37%
Florida	18
Texas	18
Carolinas	16
Arizona	7
Colorado	3
Nevada	1

Total	100%

Product mix	Percentage of Deliveries
Move-up/Luxury	73%
Entry-level	27

Total	100%

In addition to our core homebuilding operations, we also have a mortgage banking subsidiary that originates loans for our homebuyers that are generally sold in the secondary mortgage market and a title services subsidiary that acts as a title insurance agent performing title examination services for our Texas homebuyers.

USE OF PROCEEDS

Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of the securities offered by this prospectus for general corporate purposes, which may include the acquisition, development and construction of new residential properties, the acquisition of companies or operations in homebuilding and related businesses, or the repayment of existing indebtedness.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

The following Consolidated Statements of Comprehensive Income (Loss) for the three years in the period ended December 31, 2011 is derived from our audited consolidated financial statements, adjusted for the retroactive application of ASU No. 2011-05, “Presentation of Comprehensive Income”.

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Net loss	$(16,417)	$(11,724)	$(13,786)
Other comprehensive income, net of tax:
Unrealized gain on interest rate swaps	6,402	247	7,424

Comprehensive loss	$(10,015)	$(11,477)	$(6,362)

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Six Months Ended June 30,			Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges(1)(2)	1.0x	—	—	—	—	—	—

(1)	Ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” means income from continuing operations (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest, (c) expensing of previously capitalized interest included in costs of sales, (d) interest portion of rent expense, and (e) income (loss) from unconsolidated joint ventures. For this purpose, “fixed charges” means homebuilding interest incurred, whether expensed or capitalized, and the interest portion of rent expense, and excludes interest expense from our financial services subsidiary of $1.1 million and $0.7 million for the six months ended June 30, 2012 and 2011, respectively, and $1.7 million, $1.3 million, $2.1 million, $3.1 million and $6.1 million for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.
(2)	For the six months ended June 30, 2011, and the years ended December 31, 2011, 2010, 2009, 2008 and 2007, our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for such periods were $49.5 million, $62.8 million, $23.1 million, $75.2 million, $1,127.8 million and $656.6 million, respectively.

DESCRIPTION OF SECURITIES

The following is a general description of the terms and provisions of the securities we may offer and sell by this prospectus. These summaries are not meant to be complete. This prospectus and the applicable prospectus supplement will contain the material terms and conditions of each security. The prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

COMMON STOCK, PREFERRED STOCK, STOCKHOLDERS AGREEMENT AND STOCKHOLDERS’ RIGHTS AGREEMENT

Our authorized capital stock consists of 600,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. Our certificate of incorporation, as amended to date, does not authorize any other classes of capital stock.

Common Stock

We have one existing class of common stock. Holders of shares of our existing common stock are entitled to one vote per share on all matters to be voted upon by our stockholders and may not cumulate votes for the election of directors.

The holders of shares of our existing common stock are entitled to receive ratably dividends as may be declared from time to time by our board of directors out of funds legally available for dividend payments, subject to any dividend preferences of any holders of any other series of common stock and preferred stock. In the event of our liquidation, dissolution or winding up, after full payment of all liabilities and liquidation preferences of any other series of common stock and any preferred stock, the holders of shares of our existing common stock are entitled to share ratably in all remaining assets. Our existing common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of our existing common stock.

Our certificate of incorporation authorizes our board of directors to issue new series of common stock without stockholder approval. Subject to the Delaware corporation law, our board of directors may:

•

fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations and restrictions of any new series of common stock, including, without limitation:

•	dividend rights and whether dividends are cumulative;

•	conversion rights, if any;

•

voting rights, including the number of votes, if any, per share, as well as the number of members, if any, of the board or the percentage of members, if any, of the board each series of common stock may be entitled to elect; and

•	rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any series of common stock;

•	fix the number of shares constituting any series and the designations of each series; and

•	increase or decrease the number of shares of any series of common stock but not below the number of shares of such series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our common stock. Although we currently do not intend to do so, our board of directors, without stockholder approval, may issue a new series of common stock with rights that could negatively affect the voting power or other rights of our existing common stockholders.

Our common stock is listed under the symbol “SPF” on the New York Stock Exchange. Computershare is the Transfer Agent and Registrar for our common stock.

Preferred stock

As of the date of this prospectus, there are 5,000,000 authorized shares of Series B junior participating convertible preferred stock (“Series B Preferred Stock”), of which 450,829 shares of Series B Preferred Stock are outstanding and convertible into 147.8 million shares of our common stock. The number of shares of common stock into which our Series B Preferred Stock is convertible is determined by dividing $1,000 by the applicable conversion price ($3.05, subject to customary anti-dilution adjustments) plus cash in lieu of fractional shares. The Series B Preferred Stock ranks pari passu with our common stock and junior to all other preferred stock of the Company, other than a class or series of preferred stock, the terms of which expressly provide that such class of series will rank on parity with the Series B Preferred Stock. The Series B Preferred Stock has no liquidation preference over our common stock.

The Series B Preferred Stock is convertible at the holder’s option into shares of our common stock provided that no holder, with its affiliates, may beneficially own total voting power of our voting stock in excess of 49%. The Series B Preferred Stock also mandatorily converts into our common stock upon its sale, transfer or other disposition by MP CA Homes LLC (“MatlinPatterson”) or its affiliates to an unaffiliated third party. The Series B Preferred Stock votes together with our common stock on all matters upon which holders of our common stock are entitled to vote. Each share of Series B Preferred Stock is entitled to such number of votes as the number of shares of our common stock into which such share of Series B Preferred Stock is convertible, provided that the aggregate votes attributable to such shares with respect to any holder of Series B Preferred Stock (including its affiliates), taking into consideration any other voting securities of the Company held by such stockholder, cannot exceed more than 49% of the total voting power of the voting stock of the Company. If the board of directors declares and pays a dividend on the common stock, then the board of directors is required to declare and pay to holders of Series B Preferred Stock a dividend in an amount per share of Series B Preferred Stock equal to the dividend payable on the number of shares of common stock into which each share of Series B Preferred Stock is then convertible. As of the date of this prospectus, the outstanding shares of common stock (89.4 million shares) and Series B Preferred Stock owned by MatlinPatterson represented approximately 68% of the total number of shares of our common stock outstanding on an if-converted basis.

Our board of directors may, without stockholder approval, issue in addition to the authorized but unissued shares of Series B Preferred Stock up to 5,000,000 additional shares of our undesignated preferred stock in one or more series and, subject to Delaware corporation law, may:

•

fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations and restrictions of any series of preferred stock, including without limitation:

•	dividend rights and whether dividends are cumulative;

•	conversion rights, if any;

•

voting rights, including the number of votes, if any, per share, as well as the number of members, if any, of the board or the percentage of members, if any, of the board each class or series of preferred stock may be entitled to elect; and

•	rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any series of preferred stock;

•	fix the number of shares constituting any series and the designations of each series; and

•	increase or decrease the number of shares of any series of preferred stock if but not below the number of shares of the series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our preferred stock. Although we currently do not intend to do so, our board of directors may issue shares of preferred stock with voting and conversion rights which could negatively affect the voting power or other rights of our common stockholders, and the board could take that action without stockholder approval.

Effect of new issuance

If the board of directors were to approve the issuance of a new series of common stock or preferred stock, the issuance of such shares could:

•	decrease the amount of earnings and assets available for distribution to existing common stockholders;

•	make removal of the present management more difficult;

•	result in restrictions upon the payment of dividends and other distributions to the existing common stockholders;

•	delay or prevent a change in control of the Company; and

•	limit the price that investors are willing to pay in the future for our existing common stock.

Stockholders agreement

On June 27, 2008, we and MatlinPatterson entered into a stockholders agreement. The stockholders agreement provides, among other matters, as follows:

Board representation. For so long as MatlinPatterson and its affiliates own at least 10% of the total voting power of the Company, it will be entitled to designate such number of directors to serve on the Company’s board of directors as would be proportionate to the total voting power beneficially owned by MatlinPatterson and its affiliates, provided that the number of directors appointed by MatlinPatterson shall never exceed one person less than a majority of the directors then serving on the Company’s board of directors. MatlinPatterson has the right to replace any director designated by it, at any time, with or without cause, and fill any vacancy caused by the death, resignation, removal or disability, or other reason, of any director designated by it. To the extent MatlinPatterson and its affiliates decrease their holdings of voting stock of the Company, the Company has the right to request the resignation of directors designated by MatlinPatterson to maintain such appointments in proportion to MatlinPatterson’s holdings of voting stock. Each committee of the board of directors, other than the audit committee or any committee formed to consider a transaction between the Company and MatlinPatterson or its affiliates, shall contain at least one director designated by MatlinPatterson.

Corporate opportunities. As long as MatlinPatterson, its director designees and their affiliates comply with the confidentiality obligations in the stockholders agreement, the Company has renounced certain corporate and investment opportunities that may come to the attention of MatlinPatterson, its director designees and their affiliates. Such provisions do not apply to opportunities that come to the attention of such persons or entities as a result of their position with the Company or that of their affiliates with the Company.

Amendments to certain documents. The Company has agreed not to amend its certificate of incorporation or bylaws in any manner inconsistent with the stockholders agreement or to make certain amendments to the Company’s stockholder rights plan.

Standstill and transfer restrictions. MatlinPatterson has agreed to certain standstill provisions and restrictions on its and its affiliates’ ability to transfer certain of our securities.

Registration rights. MatlinPatterson is entitled to customary demand and piggyback registration rights.

Stockholders’ rights agreement

Effective December 20, 2011, we entered into an Amended and Restated Rights Agreement with Mellon Investor Services LLC. The Amended Rights Agreement amended and restated in its entirety the Company’s rights agreement, a form of which had been in effect since December 31, 2001. Our Board of Directors amended and restated the original rights agreement to update the exercise price of each preferred stock purchase right issued pursuant thereto to $20.00, extend the expiration date of such rights and the rights agreement for an additional three year period to December 31, 2014, and to make certain other clarifying and technical amendments. Each share of our common stock issued by us (prior to the expiration of the rights agreement or distribution of the rights) will have attached a right. In this prospectus, unless the context requires otherwise, all references to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 15% of our outstanding voting stock, will initially entitle the holder to purchase one one-hundredth of one share of our Series A Junior Participating Cumulative Preferred Stock, at an initial exercise price of $20.00, subject to adjustment. The rights will become exercisable only after a person or group has acquired, or publicly announced an intention to acquire through a tender offer or exchange offer, 15% or more of our outstanding voting stock. Under some circumstances, including the existence of a 15% acquiring person or group, each holder of a right, other than the acquiring person or group or certain transferees thereof, will be entitled to purchase at the right’s then current exercise price, shares of our common stock having a market value equal to two times the exercise price. If we are acquired by another entity after a person or group acquires 15% or more of our voting stock, each holder of a right, other than the acquiring person or group or certain transferees thereof, will be entitled to purchase shares of common stock of the acquiring entity having a market value of two times the right’s then current exercise price. The rights may be redeemed at a price of $0.001 per right until the tenth business day after a person or group acquires 15% or more of our voting stock unless we have merged or been acquired or the rights have expired prior to such date. The rights will expire on December 31, 2014, unless earlier redeemed, exchanged or exercised. The rights do not have voting or dividend rights, and until they become exercisable, do not have a dilutive effect on our earnings.

MatlinPatterson and its affiliates are defined as “Exempt Persons” under the rights agreement, and therefore will not be deemed an acquiring person, provided that MatlinPatterson and its affiliates will immediately cease to be an “Exempt Person” if a majority of the members of the Company’s board of directors who were not designated by MatlinPatterson pursuant to the Stockholders Agreement, whether or not such members constitute a quorum of the board, determine, in good faith, that (A) MatlinPatterson or its affiliates are in material breach of the Stockholders Agreement, or that the Stockholders Agreement is no longer in full force and effect, and (B) that MatlinPatterson and its affiliates shall be deemed no longer to be an “Exempt Person” under the rights agreement.

The terms of the rights are fully described in the amended and restated rights agreement between Mellon Investor Services LLC, as rights agent, and us. You should refer to the rights agreement, as amended, for a more detailed description of the terms and provisions of the rights. A copy of the amended rights agreement has been filed with and is publicly available at or from the SEC as described under the heading “Where you can find more information.”

Our rights may make more difficult or discourage an acquisition of the company that is deemed undesirable by our board of directors by causing substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except for an acquisition offer conditioned upon the purchase or redemption of our rights.

Possible anti-takeover effects of Delaware law and relevant provisions of our certificate of incorporation

In addition to our rights agreement, provisions of Delaware law and our certificate of incorporation and bylaws may make more difficult the acquisition of the company by tender offer, a proxy contest or otherwise. For example:

•

Section 203 of the Delaware General Corporation Law prohibits certain publicly-held Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years following the time such person became an interested stockholder unless the business combination is approved in a specified manner. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation’s voting stock, or is affiliated with the corporation and owns or owned 15% of the corporation’s voting stock within three years before the business combination.

•

Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent without a meeting, provided however for as long as MatlinPatterson and its affiliates hold at least 40% of our voting power, any action permitted to be taken by our stockholders can be effected by written consent signed by holders of our capital stock having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares of capital stock entitled to vote thereon are present and voted. Special meetings of stockholders may be called only by a majority of the members of our board of directors or by a committee thereof which has been duly provided the power and authority to call such meetings.

•

As discussed above, our certificate of incorporation permits our board of directors to issue a new series of common stock or preferred stock with terms that may make an acquisition by a third person more difficult or less attractive.

•	Our bylaws provide time limitations on stockholders who desire to present nominations for election to our board of directors or propose matters that can be acted upon at stockholders’ meetings.

Copies of our certificate of incorporation and bylaws, each as amended, have been filed with and are publicly available at or from the SEC as described under the heading “Where you can find more information.”

DEBT SECURITIES

We may offer senior, senior subordinated or subordinated debt securities pursuant to this prospectus. Senior debt securities will be issued under a senior debt indenture, senior subordinated debt securities under a senior subordinated debt indenture and subordinated debt securities under a subordinated debt indenture. We have filed a senior debt securities indenture, a senior subordinated debt indenture, and the form of a subordinated debt indenture, as exhibits to the registration statement filed with the SEC, of which this prospectus is a part. The debt securities will be issued under the indentures filed, supplemented to reflect the terms of such debt securities. References to an “indenture” below are references to the senior debt indenture, the senior subordinated debt indenture or the subordinated debt indenture, as applicable, under which a particular debt security is issued. The senior debt indenture, senior subordinated debt indenture and subordinated debt indenture are collectively referred to in this description as the “indentures.” The indentures are governed by the Trust Indenture Act. The indentures may be amended or supplemented from time to time. We will file any supplements or amendments to the indentures as exhibits to the registration statement filed with the SEC, of which this prospectus is a part. You may inspect the indentures and all amendments and supplements thereto at the office of the trustee, or as described below under the heading “Where You Can Find More Information.” The prospectus supplement for each series of debt securities will state the name of the trustee for such series.

The following is a summary of the material provisions of the indentures. It does not restate the indentures entirely and is qualified by reference to the indentures and any supplements thereto. We urge you to read the indentures and any supplements thereto.

Terms of the Debt Securities

Our debt securities will be secured or unsecured obligations. We may issue them in one or more series. The indentures do not limit the aggregate amount of debt securities that may be issued under them. Authorizing resolutions or a supplemental indenture will set forth the specific terms of each series of debt securities. The prospectus supplement for each series of debt securities will describe:

•	the title of the debt securities, and whether the debt securities are senior, senior subordinated, or subordinated debt securities;

•	the aggregate principal amount of the debt securities and any limit on the aggregate principal amount of the series of debt securities;

•	the date or dates on which principal of the debt securities will be payable;

•

the rate or rates at which the debt securities will bear any interest, as well as the dates from which interest will accrue, the dates on which interest will be payable and the record date for the interest payable on any payment date;

•

the place or places where principal, and any premium and interest, on the debt securities will be payable and where the debt securities which are in registered form can be presented for registration of transfer or exchange; and the identification of any depositary or depositaries for any global debt securities;

•	any provisions regarding our right to redeem or purchase the debt securities or the right of holders to require us to redeem or purchase the debt securities;

•	any provisions requiring or permitting us to make payments to a sinking fund to be used to purchase or redeem the debt securities;

•	any restrictions upon our ability to incur additional debt;

•	the denominations in which the debt securities are issuable;

•	the currency or currencies in which principal and interest will be payable, if other than United States dollars;

•	any additions to, modifications of or deletions from the terms of the debt securities with respect to events of default or covenants or other provisions set forth in the indenture;

•	whether and upon what terms the debt securities may be defeased if different from the provisions set forth in the indenture;

•

the percentage of the principal amount at which debt securities will be issued and, if other than the full principal amount thereof, the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

•	the nature and terms of the security for any secured debt securities;

•	the specific terms and conditions, if any, upon which the debt securities may be subordinated to our other indebtedness;

•	if applicable, a discussion of the material federal income tax considerations, including the tax effects of “original issue discount” securities;

•	any right of holders of the debt securities to convert them into our common or preferred stock and the terms of any such conversion; and

•	any other material terms of the debt securities, which may be in addition to or different from the terms set forth in the indenture and this prospectus.

Guarantees

Each prospectus supplement related to the issue of debt securities will also describe any guarantees by our direct and indirect 100% owned subsidiaries that may guarantee such debt securities, including the terms of subordination, if any, of any such guarantee. The guarantees will be full and unconditional and joint and several.

The indentures governing our outstanding securities provide that, in the event that any guarantee of a guarantor constitutes a fraudulent transfer or conveyance, the guarantee shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of the applicable guarantor, result in the obligations of such guarantor under its guarantees not constituting a fraudulent transfer or conveyance.

Any guarantor may be released as a guarantor, and its guarantee terminated upon certain sales of all or substantially all of its assets (whether by merger or otherwise), if such sale is in compliance with the terms of the indenture, the legal defeasance of the respective series of notes and its guarantees, the designation of such guarantor as an unrestricted subsidiary (as defined in the indenture), in accordance with the terms of the indenture, or as otherwise described in the prospectus supplement.

Events of Default and Remedies

An event of default with respect to any series of debt securities will be defined in the indenture or applicable supplemental indenture as being:

•	our default for 30 days in payment of any installment of interest on any debt security of that series;

•	our default in payment when due of the principal of or any premium on any of the debt securities of that series;

•

default by us in the observance or performance of any covenants in the indenture or the notes of that series, provided that with respect to certain of those covenants, we have 60 days to cure such default after we receive notice thereof from the trustee or the holders of at least 25% in principal amount of that series of debt securities then outstanding;

•	certain events involving our bankruptcy, insolvency or reorganization; and

•	any additional events of default set forth in the prospectus supplement applicable to that series of debt securities.

The trustee may withhold notice to the holders of any series of debt securities of any default, except a default in payment of principal or any premium or interest with respect to that series of debt securities, if the trustee determines it in the interest of the holders of the series of debt securities to do so.

If certain events involving our bankruptcy, insolvency or reorganization occur, all amounts of principal and interest due to the holders of such series of debt securities will become immediately due and payable. If any other event of default has occurred and is continuing with respect to any series of debt securities, the trustee or the holders of not less than 25% in principal amount of that series of debt securities then outstanding may declare the principal of all of the debt securities of that series to be due and payable immediately. However, the holders of a majority in principal amount of the debt securities of that series then outstanding by written notice to the trustee and to us may waive any default or event of default with respect to that series of debt securities, other than any continuing event of default in payment of principal or interest. Holders of a majority in principal amount of the then outstanding debt securities of any series may rescind an acceleration with respect to that series and its consequences, except an acceleration due to a default resulting from continuing nonpayment of principal or interest on that series, if the rescission would not conflict with any judgment or decree and if all existing events of default with respect to that series have been cured or waived.

The holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to that series, subject to limitations specified in the indenture or supplemental indenture.

Defeasance

The indenture provides that we, at our option, may:

•

terminate all our obligations under any covenant in the indenture as they relate to any particular series of debt securities, other than the obligation to pay any interest on and the principal of the debt securities of that series and certain other obligations, after which such securities shall be deemed to be not outstanding for the purpose of any direction, waiver, consent or declaration or act of the holders of such debt securities in connection with such covenants, but shall continue to be outstanding for all other purposes under the indenture; and

•

terminate all of our obligations under the indenture as they relate to any particular series of debt securities, except the rights of holders to receive from the trust fund created therefor payment in respect of principal and interest and obligations relating to such defeasance, after which we shall be deemed to have paid and discharged the entire indebtedness represented by such series of debt securities.

To exercise any such option, we are required, among other things, to:

•

deposit in trust with the trustee, under an irrevocable trust and security agreement, money or United States government obligations or a combination thereof in an amount and at such times sufficient to pay principal of and any interest on the debt securities of that series to their maturity or redemption; and

•

comply with other conditions, including delivery to the trustee of an opinion of counsel (in the case of the first option in form reasonably satisfactory to the trustee and in the case of the second option to the effect that (1) we have received from, or there has been published by the Internal Revenue Service a ruling, or (2) since the issue date of such series of debt securities there has been a change in the applicable federal income tax law), in each case to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

Transfer and Exchange

A holder will be able to transfer or exchange debt securities only in accordance with the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

Amendment, Supplement and Waiver

Without the consent of any holder, we and the trustee may amend or supplement the indenture or the debt securities to:

•	add covenants, agreements and obligations applicable to us for the benefit of the holders of any series of debt securities or to surrender any right or power conferred by the indenture upon us;

•	evidence the assumption by a successor corporation of our obligations under the indenture and any series of debt securities;

•

appoint a successor trustee with respect to any series of debt securities and to add to or change any provision of the indenture as is necessary to provide for or facilitate the administration of any trusts created pursuant to the indenture by more than one trustee;

•	establish the form or terms of any series of unissued debt securities;

•	provide that specific provisions of the indenture will not apply to a particular series of unissued debt securities;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	cure any ambiguity, omission, defect or inconsistency;

•	secure the debt securities; or

•	make any change that does not adversely affect the rights of any holder of debt securities.

With the exceptions discussed below, we and the trustee may amend or supplement the indenture or the debt securities of a particular series with the consent of the holders of at least a majority in principal amount of the affected series then outstanding. In addition, the holders of a majority in principal amount of the debt securities of that series then outstanding may waive any existing default under, or compliance with, any provision of the indenture relating to a particular series of debt securities, other than any continuing event of default in payment of interest or principal. These consents and waivers may be obtained in connection with a tender offer or exchange offer for debt securities.

Without the consent of each holder affected, we and the trustee may not:

•	reduce the amount of debt securities of any series whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest;

•	reduce the principal of or change the fixed maturity of any debt security or alter any provision with respect to redemptions or mandatory offers to repurchase debt securities;

•	make any debt security payable at a place or in money other than that stated in the debt security;

•	modify certain provisions of the indenture relating to waivers that require the consent of holders;

•

modify the provision confirming that the rights of holders to receive payment of principal and interest with respect to any debt security, on or after the respective due dates, or to bring suit to enforce such payment on or after such respective dates;

•	adversely modify the ranking or priority of the debt securities; or

•	waive a continuing default in the payment of principal of or interest on the debt securities.

The right of any holder to participate in any consent required or sought pursuant to any provision of the indenture, and our obligation to obtain any consent otherwise required from that holder, may be subject to the requirement that the holder shall have been the holder of record of any debt securities with respect to which the consent is required or sought as of a date identified by the trustee in a notice furnished to holders in accordance with the indenture.

Book-Entry, Delivery and Form

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued in book-entry form and will be represented by one or more notes in registered global form. The global notes will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as DTC’s nominee or such other name as may be requested by DTC. DTC will maintain the notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities. Purchases and sales of ownership interests in the debt securities will be accomplished by entries on the books of direct and indirect participants in the DTC system.

Under the terms of the indenture, we and the trustee may treat the persons in whose names any notes, including the global notes, are registered as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Therefore so long as DTC or its nominee is the registered owner of the global notes, DTC or such nominee will be considered the sole holder of outstanding notes under the indenture. We or the trustee may give effect to any written certification, proxy or other authorization furnished by DTC or its nominee.

A global note may not be transferred except as a whole by DTC, its successors or their respective nominees. Interests of beneficial owners in the global note may be transferred or exchanged for definitive securities in accordance with the rules and procedures of DTC. In addition, a global note may be exchangeable for notes in definitive form if:

•	DTC notifies us that it is unwilling or unable to continue as a depositary and we do not appoint a successor within 90 days; or

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture.

In each instance, upon surrender by DTC or its nominee of the global note, notes in definitive form will be issued to each person that DTC or its nominee identifies as being the beneficial owner of the related notes.

Under the indenture, the holder of any global note may grant proxies and otherwise authorize any person, including its participants and persons who may hold interests through DTC participants, to take any action which a holder is entitled to take under the indenture.

Concerning the Trustee

In case an event of default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care and skill as a prudent person would exercise under the circumstances in the conduct of its own affairs. The trustee may refuse to perform any duty or exercise any right or power under the indenture, including proceeding to enforce a lien in an event of default, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The laws of the State of New York will govern the indenture and the debt securities.

PLAN OF DISTRIBUTION

The securities that may be offered by this prospectus may be sold:

•	through agents;

•	to or through underwriters;

•	to or through broker-dealers (acting as agent or principal);

•	in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange, or otherwise;

•	directly to purchasers, through a specific bidding or auction process or otherwise; or

•	through a combination of any such methods of sale.

Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us, from the purchasers of the securities or from both us and the purchasers. The compensation received may be in excess of customary discounts, concessions or commissions. Any underwriters, dealers, agents or other investors participating in the distribution of the securities may be deemed to be “underwriters,” as that term is defined in the Securities Act, and compensation and profits received by them on sale of the securities may be deemed to be underwriting commissions, as that term is defined in the rules promulgated under the Securities Act.

Each time the securities are offered by this prospectus, the prospectus supplement, if required, will set forth:

•	the name of any underwriter, dealer or agent involved in the offer and sale of the securities;

•	the terms of the offering;

•	any discounts concessions or commissions and other items constituting compensation received by the underwriters, broker-dealers or agents;

•	any over-allotment option under which any underwriters may purchase additional securities from us;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities may be listed; and

•	the anticipated date of delivery of the securities.

The securities may be sold at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The distribution of securities may be effected from time to time in one or more transactions, by means of one or more of the following transactions, which may include crosses or block trades:

•	exchange offers or other transactions on the New York Stock Exchange or any other organized market where the securities may be traded;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions relating to the securities;

•	under delayed delivery contracts or other contractual commitments; or

•	a combination of such methods of sale.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. This prospectus and the prospectus supplement will be used by the underwriters to resell the securities.

To comply with the securities laws of certain states, if applicable, the securities offered by this prospectus will be offered and sold in those states only through registered or licensed brokers or dealers.

Agents, underwriters and dealers may be entitled under agreements entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their respective affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

Our common stock is listed on the New York Stock Exchange. Unless otherwise specified in the applicable prospectus supplement, each other class or series of securities issued will be a new issue with no established trading market. We may elect to list any other class or series of securities on any exchange, but we are not currently obligated to do so. It is possible that one or more underwriters, if any, may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

Concurrently with any offering of debt securities that are convertible into or exercisable or exchangeable for our common stock, we may offer from time to time our common stock by means of a separate prospectus supplement. In addition, we may agree to loan common stock to affiliates of the underwriters, dealers or agents for such debt securities or common stock, which affiliates we refer to as the “share borrowers,” pursuant to a share lending agreement to be described in the applicable prospectus supplement. Such share borrowers may use the borrowed shares or the proceeds therefrom to facilitate transactions by which investors in the debt securities may hedge their investments in such debt securities. In connection with facilitating those transactions, the share borrowers and their affiliates may receive customary, negotiated fees from investors.

In connection with any offering of debt securities that are convertible into or exercisable or exchangeable for our common stock, we may enter into convertible debt security hedge transactions with affiliates of the underwriters. Such convertible debt security hedge transactions may reduce the potential dilution to us upon conversion of such debt securities. We may apply a portion of the net proceeds from the sale of the debt securities to pay the cost of such convertible debt security hedge transactions.

In connection with establishing an initial hedge of these transactions, the hedge counterparty or its affiliates may enter into various derivative transactions with respect to our common stock, concurrently with or shortly after the pricing of such debt securities. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or shortly after the pricing of such debt securities.

In addition, the hedge counterparty or its affiliates will likely modify its hedge position following the pricing of such debt securities from time to time by entering into or unwinding various derivative transactions and/or purchasing or selling our common stock in secondary market transactions prior to the maturity of such debt securities (including during any settlement period in respect of any conversion of such debt securities). The effect, if any, of any of these transactions and activities on the market price of our common stock or such debt securities will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could impact the price of our common stock and the value of such debt securities and, as a result, the value of the consideration and the number of shares, if any, that an investor would receive upon conversion of such debt securities and, under certain circumstances, such investor’s ability to convert such debt securities.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC registering the securities that may be offered and sold hereunder. The registration statement, including exhibits thereto, contains additional relevant information about us and these securities that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement for further information about us and these securities.

Standard Pacific Corp. files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Standard Pacific Corp., who file electronically with the SEC. The address of that web site is www.sec.gov. Unless specifically listed under “Incorporation of certain documents by reference” below, the information contained on the SEC website is not incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

In addition, Standard Pacific Corp.’s common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

EXPERTS

The consolidated financial statements of Standard Pacific Corp. appearing in Standard Pacific Corp.’s Annual Report (Form 10-K) for the year ended December 31, 2011, and the effectiveness of Standard Pacific Corp.’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports and Standard Pacific Corp.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Irvine, California will issue an opinion with respect to the validity of the securities to be offered and sold by this prospectus. If counsel for any underwriters passes on legal matters in connection with an offering of the securities described in this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

•	our Current Reports on Form 8-K filed March 2, 2012, March 14, 2012, May 10, 2012 and May 11, 2012;

•	our definitive Proxy Statement, in connection with our 2012 Annual Meeting of Stockholders filed March 28, 2012;

•

the description of our common stock contained in our Registration Statement on Form 8-B (File No. 1-10959), filed December 17, 1991, and any amendments or reports filed for the purpose of updating that description; and

•

the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A (File No. 1-10959), filed December 28, 2001, and any amendments or reports filed for the purpose of updating that description.

We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the sale of all securities registered hereunder or termination of the registration statement of which this prospectus is a part. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

John P. Babel, Secretary

Standard Pacific Corp.

15360 Barranca Parkway

Irvine, California 92618

Telephone: (949) 789-1600

Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

Standard Pacific Corp.

Debt Securities

Guarantees of Debt Securities

Common Stock

PROSPECTUS

July 31, 2012

Standard Pacific Corp.